     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 1998

                                                      REGISTRATION NO. 333-50517
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                             TEXAS INDUSTRIES, INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                             5039                            75-0832210
 (State or other jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
 incorporation or organization)       Classification Code Number)            Identification No.)

                             TEXAS INDUSTRIES, INC.
                           1341 WEST MOCKINGBIRD LANE
                            DALLAS, TEXAS 75247-6913
                                 (972) 647-6700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ROBERT C. MOORE
                VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                             TEXAS INDUSTRIES, INC.
                           1341 WEST MOCKINGBIRD LANE
                            DALLAS, TEXAS 75247-6913
                                 (972) 647-6700
 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)
                             ---------------------

                                   Copies to:

                    DAN BUSBEE
                   VAN M. JOLAS
            LOCKE PURNELL RAIN HARRELL                               STEVEN R. FINLEY
           (A PROFESSIONAL CORPORATION)                        GIBSON, DUNN & CRUTCHER LLP
           2200 ROSS AVENUE, SUITE 2200                              200 PARK AVENUE
             DALLAS, TEXAS 75201-6776                         NEW YORK, NEW YORK 10166-0193
                  (214) 740-8000                                      (212) 351-4000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                           Subject to Completion, Dated April 24, 1998
--------------------------------------------------------------------------------

                                2,900,000 Shares

                             TEXAS INDUSTRIES, INC.
            [TXI LOGO]
                                  Common Stock

--------------------------------------------------------------------------------

The 2,900,000 shares of common stock, par value $1.00 per share (the "Common Stock"), are being offered hereby (the "Offering") by Texas Industries, Inc. ("TXI" or the "Company"). The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "TXI." On April 22, 1998, the last reported sales price of the Common Stock on the NYSE was $66.8125 per share. See "Price Range of Common Stock and Dividends."

FOR A DISCUSSION OF CERTAIN RISKS OF AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                Underwriting
                                                Price to       Discounts and      Proceeds to
                                                 Public        Commissions(1)     Company(2)
----------------------------------------------------------------------------------------------
Per Share                                       $                 $                $
----------------------------------------------------------------------------------------------
Total(3)                                        $                 $                $
----------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $350,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 435,000 additional shares of Common Stock on the same terms per share solely to cover over-allotments, if any. If such option is exercised in full, the
    total Price to Public will be $        , the total Underwriting Discounts
    and Commissions will be $        and the total Proceeds to Company will be
    $        . See "Underwriting."

The Common Stock is being offered by the Underwriters as set forth under "Underwriting" herein. It is expected that the delivery of the certificates therefor will be made at the offices of SBC Warburg Dillon Read Inc., New York,
New York, on or about May   , 1998.

SBC WARBURG DILLON READ INC.
                              MERRILL LYNCH & CO.
                                                      MORGAN STANLEY DEAN WITTER

     [PICTURE OF RIVERSIDE, ILLUSTRATION OF VIRGINIA STEEL FACILITY, PICTURE OF CEMENT KILN, PICTURE OF BEAM BLANK AND WIDE FLANGE BEAM CROSS SECTIONS]

     [TEXT READS: "RECENTLY, TXI ACQUIRED RIVERSIDE CEMENT COMPANY, INCREASING THE COMPANY'S CEMENT PRODUCTION CAPACITY BY 60% AND PROVIDING ACCESS TO CALIFORNIA, THE LARGEST CEMENT MARKET IN THE U.S. SHOWN ABOVE IS RIVERSIDE'S ORO GRANDE CEMENT PLANT. SCHEDULED TO BEGIN PRODUCTION IN 1999, TXI'S VIRGINIA STEEL FACILITY WILL SUPPLY A WIDE RANGE OF STRUCTURAL STEEL PRODUCTS TO NORTH AMERICAN CONSTRUCTION MARKETS. THE FACILITY WILL EXPAND TXI'S STEEL PRODUCTION CAPACITY BY APPROXIMATELY 60%. THE INTERIOR OF A CEMENT KILN (SHOWN ABOVE) REACHES TEMPERATURES IN EXCESS OF 2800 degreesF. TXI DEVELOPED AND PATENTED THE CEMSTAR(TM) PROCESS WHICH INTRODUCES SLAG, A CO-PRODUCT OF STEEL-MAKING, INTO THE KILN IN ORDER TO INCREASE CEMENT PRODUCTION AT LITTLE ADDITIONAL COST. STRUCTURAL PRODUCTS, LIKE WIDE FLANGE BEAMS (CROSS SECTION SHOWN ABOVE, MIDDLE), ARE ROLLED FROM BEAM BLANKS CAST FROM MOLTEN STEEL. UNLIKE PROCESSES WHICH CAST LARGE BEAM BLANKS (CROSS SECTION, TOP LEFT), TXI'S PATENTED NEAR NET SHAPE PROCESS CASTS A BEAM BLANK THAT RESEMBLES THE FINISHED BEAM SHAPE (CROSS SECTION, TOP RIGHT), SAVING ENERGY AND CAPITAL COSTS."]

     TXI(TM), CemStar(TM), Bantam Beams(TM) and Diamond Pro(TM) are registered trademarks of the Company.
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN THE COMMON STOCK AND THE IMPOSITION OF A PENALTY BID DURING AND AFTER THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with (i) Management's Discussion and Analysis of Financial Condition and Results of Operations and (ii) the Consolidated Financial Statements and Notes thereto and the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference. Unless the context otherwise requires, references to the "Company" or "TXI" mean Texas Industries, Inc. and its direct and indirect subsidiaries. Except as otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. All financial and share data in this Prospectus have been adjusted to give effect to the two-for-one stock split effected on February 3, 1997. All references to a particular fiscal year refer to the 12 months ended on May 31 of the year referenced (e.g., fiscal 1997 means the fiscal year ended May 31, 1997).

                                  THE COMPANY

GENERAL

     TXI is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and specialty bar products (the "Steel" segment). The Company is the largest producer of cement in Texas and the second largest supplier of structural steel products in North America. Demand for structural steel, cement, aggregate and concrete products is primarily driven by construction activity, while specialty bar products supply the original equipment manufacturer, tool and oil country goods markets. From fiscal 1994 to fiscal 1997, TXI's net sales and net income have grown at a compound annual rate of 11% and 43%, respectively. For the 12 months ended February 28, 1998, the Company generated $1.1 billion in net sales and $94.3 million in net income.

     The Company is the only major North American producer of both cement and steel. TXI has derived significant benefits therefrom, primarily in lowering production costs and enhancing productivity through the innovative recycling of by-products of manufacturing. The Company has extensive operating experience in both of its business segments. Founded in 1951, the Company began its cement operations in 1960 with the opening of its Midlothian, Texas facility and added its steel operations in 1975 with the construction of a plant in Midlothian.

BUSINESS STRATEGY

     The Company's business strategy is to grow profitably in both of its business segments by achieving and maintaining market leadership positions in desirable markets, capitalizing on innovation in manufacturing processes and products, being the low cost supplier, pursuing strategic growth opportunities and preserving financial strength and flexibility in order to capitalize on these opportunities when they arise.

     The key elements of the Company's strategy are:

     Achieve and Maintain Market Leadership. The Company strives to be the number one or two supplier in desirable markets. The Company is:

     - The largest producer of cement in Texas and a major cement producer in California, the two largest cement markets in the U.S.
     - The second largest supplier of structural steel products in North
       America.
     - The largest supplier of light weight steel beams used in manufactured housing in North America.
     - The largest supplier of expanded shale and clay aggregate products west of the Mississippi River.
     - The largest supplier of stone, sand and gravel aggregate products and the second largest supplier of ready-mix concrete in North Texas.
     - The largest supplier of sand and gravel aggregate products and ready-mix concrete in Louisiana.

     Capitalize on Innovation in Manufacturing Processes and Products. The Company emphasizes the development and improvement of manufacturing process technologies and the design and marketing of new products. Research and development of manufacturing processes and products is considered to be every employee's responsibility at TXI. All employees are empowered to seek and implement creative ideas to improve operations and results.

     - TXI pioneered and is a leader in the manufacture of wide flange beams and other structural steel products using recycled steel.
     - TXI developed and patented near net shape casting, a process which provides energy and capital cost savings in the making of wide flange beams and other structural steel products.
     - TXI developed and patented the CemStar process, which uses a co-product from steel-making to increase cement production with little additional cost. TXI continues to research and refine processes for the recovery and recycling of waste and the by-products generated by manufacturing processes.
     - TXI continues to develop new, higher-margin products, such as Bantam Beams and Diamond Pro professional groundskeeping products.

     Be the Low Cost Supplier. The Company's focus on market leadership is accompanied by its determination to drive down production and distribution costs in order to be the low cost supplier to its customers.

     - TXI operates the largest steel shredder in the world, currently supplying 42% of its total steel raw material needs. The shredder enables the Company to access a continuous source of low cost, unprocessed scrap steel in order to reduce costs and exposure to increasing prices for higher grade recycled steel.
     - TXI is a leader in substituting alternative fuels for the nonrenewable fuels typically used in the energy intensive cement manufacturing process. The Company lowers cement manufacturing costs both by reducing expenditures for the nonrenewable fuels and by receiving income for the management of alternative fuels received from third party generators of such fuels.

     Pursue Strategic Growth Opportunities. The Company pursues profitable growth by building on its business and operational expertise in order to enter new markets and introduce new products.

     - A structural steel facility being constructed in Virginia will combine a steel shredder, near net shape casting, state-of-the-art steel melting technology and a proprietary rolling mill design to achieve low production costs and the widest structural steel product range available from a single facility.
     - The acquisition of Riverside Cement Company ("Riverside") provides TXI access to California, the largest cement market in the U.S. The Company intends to implement its CemStar process at Riverside in the near term to enhance productivity and increase capacity. The Company also intends to upgrade and modernize Riverside's existing portland cement plant with higher capacity and more cost efficient equipment in order to move into a position of leadership in the California regional market.
     - TXI intends to increase its Midlothian cement capacity from 1.3 million to 2.8 million tons per year in order to maintain and enhance its position as the largest producer of cement in Texas.
     - TXI is upgrading its specialty bar products capability to further improve product mix and increase the breadth of markets addressed.
     - TXI has embarked on a program to license its CemStar process to cement producers throughout the world.
     - TXI continues to pursue investments for internal growth and opportunistic acquisitions in order to build on leadership positions in its stone, sand and gravel, expanded shale and clay and concrete operations.

     Preserve Financial Strength and Flexibility. The Company strives to be financially positioned to pursue profitable growth opportunities as they arise. TXI expects that the proceeds of this Offering will enable the Company to maintain its commitment to a strong financial position and pursue its business strategy on a sound financial basis.

RECENT DEVELOPMENTS

     On December 31, 1997, the Company acquired the 15.7% separate public ownership of Chaparral Steel Company ("Chaparral") consisting of approximately
4.5 million publicly traded shares. The Company agreed to pay approximately $77.1 million in this transaction, including transaction expenses. With the acquisition of these shares, TXI's net income will no longer be reduced by minority interest.

     On December 31, 1997, the Company acquired Riverside, the owner of a 1.3 million ton per year portland cement plant and a 100,000 ton per year specialty white cement plant. The acquisition increased TXI's cement capacity by 60% and opened the California regional cement market to the Company. With the acquisition of Riverside, the Company ranks seventh among all domestic cement producers and becomes the third largest U.S. publicly traded cement producing company.

     TXI is constructing a structural steel facility in Virginia, scheduled to begin operations in the summer of 1999, which will expand TXI's steel production capacity by approximately 60%. In March 1998, TXI filed for a permit to expand its Midlothian, Texas cement plant's annual production from 1.3 million to 2.8 million tons, and the Company anticipates upgrading its portland cement plant in California in the next several years.

     The Company's principal executive offices are located at 1341 West Mockingbird Lane, Dallas, Texas 75247-6913, and its telephone number is (972) 647-6700.

                                  THE OFFERING

Common Stock being offered hereby.....     2,900,000 shares

Common Stock to be outstanding after
the Offering..........................     24,045,623 shares(1)

Use of proceeds.......................     For general corporate purposes,
                                           including the repayment of
                                           outstanding indebtedness under the
                                           Company's revolving credit facility.
                                           See "Use of Proceeds."

New York Stock Exchange symbol........     TXI
---------------

(1) Based on the number of outstanding shares at April 22, 1998. Excludes (i) an aggregate of 1,861,827 shares of Common Stock issuable upon exercise of stock options outstanding on that date at a weighed average exercise price of $27.24 per share, of which options to purchase 475,077 shares were exercisable as of such date, and (ii) 1,918,530 shares of Common Stock available for the future grant of stock options under the Company's stock option plans. See Notes to the annual Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                    NINE MONTHS ENDED
                                                 FISCAL YEARS ENDED MAY 31,           FEBRUARY 28,
                                               ------------------------------   -------------------------
                                                 1995       1996       1997        1997          1998
                                               --------   --------   --------   ----------   ------------
                                                     ($ IN THOUSANDS EXCEPT DATA PER COMMON SHARE)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net sales....................................  $830,526   $967,449   $973,824   $  696,936    $  861,168
Costs and expenses (income)
  Cost of products sold......................   681,824    756,715    767,030      554,956       683,116
  Selling, general and administrative........    58,275     68,852     76,535       56,006        67,798
  Interest...................................    20,117     19,960     18,885       14,165        14,418
  Other income...............................    (7,571)   (13,119)   (11,848)      (7,169)      (10,603)
                                               --------   --------   --------   ----------    ----------
                                                752,645    832,408    850,602      617,958       754,729
                                               --------   --------   --------   ----------    ----------
Income before the following items............    77,881    135,041    123,222       79,978       106,439
Income taxes.................................    25,700     47,256     41,189       26,767        35,252
                                               --------   --------   --------   ----------    ----------
                                                 52,181     87,785     82,033       52,211        71,187
Minority interest in Chaparral(1)............    (4,164)    (7,831)    (6,559)      (4,298)       (4,400)
                                               --------   --------   --------   ----------    ----------
Net income...................................  $ 48,017   $ 79,954   $ 75,474   $   47,913    $   66,787
                                               ========   ========   ========   ==========    ==========
PER SHARE DATA:
Basic
  Average common shares......................    24,567     22,203     21,751       22,012        21,066
  Net income per common share................  $   1.96   $   3.61   $   3.48   $     2.18    $     3.18
                                               ========   ========   ========   ==========    ==========
Diluted
  Average common shares......................    24,817     22,682     22,163       22,457        21,717
  Net income per common share................  $   1.94   $   3.53   $   3.42   $     2.14    $     3.08
                                               ========   ========   ========   ==========    ==========
Cash dividends per common share..............  $   0.15   $   0.20   $   0.25   $     0.18    $     0.23
OTHER DATA:
EBITDA(2)....................................  $147,340   $204,281   $196,016   $  134,122    $  165,858
Capital expenditures.........................    48,751     79,300     85,188       65,262       344,335
Long-term debt to total capitalization (at
  end of
  period)(3).................................      35.1%      27.6%      28.0%        30.3%         41.6%

                                                          MAY 31,                    FEBRUARY 28, 1998
                                               ------------------------------   ---------------------------
                                                 1995       1996       1997       ACTUAL     AS ADJUSTED(4)
                                               --------   --------   --------   ----------   --------------
CONSOLIDATED BALANCE SHEET DATA:
Net working capital..........................  $187,603   $219,345   $242,994   $  221,532     $  368,704
Total assets.................................   753,055    801,063    847,923    1,117,368      1,264,540
Long-term debt...............................   185,274    160,209    176,056      369,404        331,404
Shareholders' equity.........................   343,109    420,022    452,811      517,549        702,721

---------------

(1) On December 31, 1997, TXI acquired the 15.7% in Chaparral previously held by public shareholders.
(2) EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to income from operations or cash flow from operating activities (each determined in accordance with generally accepted accounting principles).
(3) Long-term debt to total capitalization at February 28, 1998, as adjusted to give effect to the Offering and the use of the net proceeds thereof, would have been 32.0%.
(4) Gives effect to the Offering and the use of net proceeds thereof. See "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Stock offered by this Prospectus. Certain statements contained hereunder under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" or contained in the documents incorporated herein by reference, including those concerning the Company's strategy and growth plans, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed below.

COMPETITION

     All of the markets in which the Company participates are highly competitive. The Company competes in each of its cement, aggregate and concrete products markets with several other suppliers of these products. The Company competes in its steel markets with national and international producers of steel products. Some of the Company's competitors are larger, have greater financial resources and have less financial leverage than the Company. The Company competes on the basis of, among other things, competitive prices, prompt availability, customer service and quality products.

SENSITIVITY TO ECONOMIC CYCLES; SEASONALITY

     A significant percentage of the Company's sales of both CAC and Steel products is attributable to the level of construction activity, which is affected by such cyclical factors as general economic conditions, interest rates, inflation, consumer spending habits and employment. The Company's CAC operating profit is generally lower in its fiscal quarter ended February 28 as compared to the other three fiscal quarters due to the impact of winter weather on construction activity. Steel results in the fiscal quarter ended August 31 are affected by the Company's scheduled summer shut-down to refurbish its steel production facilities.

ACHIEVING GROWTH STRATEGY; ABILITY TO COMPLETE ACQUISITIONS

     The Company's ability to implement its growth strategy successfully is dependent on a number of factors including competition, the availability of capital and general economic conditions. In addition, a significant element of the Company's operating strategy is to pursue strategic acquisitions that either expand or complement the Company's products or markets or to build new or expand existing production facilities. There can be no assurance that the Company will be able to identify and make acquisitions on acceptable terms, that the Company will be able to obtain the permits necessary to build new or expand existing production facilities, that the Company will be able to obtain financing for such acquisitions or expansions on acceptable terms or that the Company will be able successfully to integrate such acquisitions into existing operations.

AVAILABILITY AND PRICING OF RAW MATERIALS

     The Company is dependent upon purchased scrap steel as a raw material and upon energy sources, including electricity and fossil fuels. Accordingly, the Company's results of operations and financial condition have in the past been, and may again in the future be, adversely affected by increases in raw material costs or energy costs, or their lack of availability.

STATUS OF CERTAIN TARIFFS

     A group of domestic cement producers, including the Company, filed antidumping petitions which have resulted in the imposition of significant antidumping duty cash deposits on grey portland cement and clinker imported from Mexico and Japan. In addition, the U.S. Department of Commerce has signed agreements with the Venezuelan Government and Venezuelan cement producers, which are designed to eliminate the dumping and illegal subsidization of grey portland cement and clinker from Venezuela. On an annual basis, the antidumping duties are subject to review by the Department of Commerce to determine whether the current antidumping duty deposit rates should be adjusted upward or downward.

     In 1995, the Antidumping Code of the General Agreement on Tariffs and Trade was substantially altered pursuant to the Uruguay Round of multilateral trade negotiations. U.S. legislation approving and implementing the Uruguay Round agreements requires the Department of Commerce and the U.S. International Trade Commission to conduct "sunset" reviews of all outstanding antidumping and countervailing duty orders and suspension agreements, including the antidumping orders against grey portland cement and clinker from Mexico and Japan and the suspension agreements on grey portland cement and clinker from Venezuela, to determine whether they should be terminated or remain in effect. The sunset reviews of the cement orders and suspension agreements are scheduled to begin no later than August 1999 and conclude within one year (i.e., August 2000), or, if extended, to conclude not later than February 2001. There is no experience as yet on sunset reviews; therefore, it is difficult to assess the likelihood that the orders or suspension agreements will be terminated. A substantial reduction or elimination of the existing antidumping duties could adversely affect the Company's results of operations. The exact net impact, if any, on the Company is impossible to determine at this time.

IMPACT OF ENVIRONMENTAL LAWS

     The operations of the Company and its subsidiaries are subject to various federal and state environmental laws and regulations ("Environmental Laws" or "Laws"). Under these Laws, the U.S. Environmental Protection Agency ("EPA") and agencies of state government have the authority to promulgate regulations which could result in substantial expenditures for pollution control and solid waste treatment and disposal. Three major areas regulated by these authorities are air quality, waste management and water quality.

     Emission sources at the Company's facilities are regulated by a combination of permit limitations and emission standards of statewide application, and the Company believes that it is in substantial compliance with its permit limitations and laws and regulations applicable to its existing facilities. There can be no assurance, however, that future changes in permit limitations and emission standards will not adversely affect the Company's ability to build new or expand existing production facilities.

     Many of the raw materials, products and by-products associated with the operation of any industrial facility, including those for the production of steel, cement or concrete products, contain chemical elements or compounds that can be designated as hazardous substances. Such raw materials, products and by-products may also exhibit characteristics that result in their being classified as a hazardous substance or waste. Some examples are the metals present in cement kiln dust ("CKD"), the ignitability of the fuels derived from solid waste which the Company uses as a primary or supplementary fuel substitution for non-renewable coal and natural gas to fire its cement kilns and the electric-arc furnace dust ("EAF dust") generated by the Company's steel facility.

     Currently, CKD is exempt from hazardous waste management standards under the Resource Conservation and Recovery Act ("RCRA") if certain tests are satisfied. TXI has demonstrated that the CKD it generates satisfies these tests. However, the EPA plans to apply site-specific waste-management standards to CKD under the Clean Air Act and RCRA to assure that the environment is protected. The Company has established operating practices and is implementing waste management programs which it believes will comply with these anticipated standards, but there can be no assurances that such practices and programs will continue to comply in the future.

     The Company's utilization of hazardous materials such as gasoline, acids, solvents and chemicals as well as the materials that have been designated or characterized as hazardous waste by the EPA which the Company uses for energy recovery, has necessitated that the Company familiarize its work force with the more exacting requirements of applicable Environmental Laws and regulations with respect to human health and the environment related to these activities. The failure to observe these exacting requirements could jeopardize the Company's hazardous waste management permits and, under certain circumstances, expose the Company to significant liabilities and costs of cleaning up releases of hazardous substances into the environment or claims by employees or others alleging exposure to hazardous substances.

     The Company's steel facility generates, in the same manner as other like steel plants in the industry, EAF dust that contains lead, chromium and cadmium. The EPA has listed this EAF dust, which is collected in baghouses, as hazardous waste. The Company has contracts with reclamation facilities in the United States and Mexico pursuant to which such facilities receive the EAF dust generated by the Company and recover the metals from the dust for reuse, thus rendering the dust non-hazardous. In addition, the Company is continually investigating alternative reclamation technologies and has implemented processes for diminishing the amount of EAF dust generated.

     The Company intends to comply with all legal requirements regarding the environment, but since many of these requirements are subjective and therefore not quantifiable, presently not determinable, or are likely to be affected by future legislation or rule making by government agencies, it is not possible to accurately predict the aggregate future costs of compliance and their effect on the Company's operations, future net income or financial condition. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material and there can be no assurance that the Company will not incur material liability in connection with possible claims related to the Company's operations and properties under Environmental Laws.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 2,900,000 shares of Common Stock offered hereby are estimated to be approximately $185.2 million (approximately $213.0 million if the Underwriters' over-allotment option is exercised in full), based on an assumed public offering price of $66.8125 per share (the last reported sales price of the Common Stock on the NYSE Composite Tape on April 22, 1998) and after deduction of the underwriting discounts and commissions and estimated offering expenses. The net proceeds from the sale of the shares of Common Stock will be used by the Company for general corporate purposes, including repayment of outstanding indebtedness under the Company's revolving credit facility. The revolving credit facility matures on December 18, 2002, and provides for a fluctuating interest rate per annum based upon LIBOR. The average interest rate for the 12-month period ended February 28, 1998 was 6.55%. As of April 22, 1998, the Company had drawn approximately $58.0 million under the revolving credit facility, the majority of which was used to fund capital expenditures, including the construction of the Virginia steel facility. Repayment of this indebtedness will not reduce the maximum amount that the Company from time to time may borrow under the revolving credit facility.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is traded on the NYSE under the symbol "TXI." The following table sets forth for the fiscal year periods indicated, the intra-day high and low sale prices per share of the Common Stock on the NYSE, and quarterly cash dividends paid:

                                                            PRICE RANGE
                                                           -------------      DIVIDENDS
                                                           HIGH      LOW        PAID
                                                           ----      ---      ---------
FISCAL YEAR 1996
  First Quarter (ended August 31, 1995)..................  $24 7/8   $17 13/16   $.050
  Second Quarter (ended November 30, 1995)...............   27 5/8    23 1/4     .050
  Third Quarter (ended February 29, 1996)................   31 1/8    25 1/8     .050
  Fourth Quarter (ended May 31, 1996)....................   34 5/8    30 1/4     .050
FISCAL YEAR 1997
  First Quarter (ended August 31, 1996)..................  $34 5/16  $31 5/16   $.050
  Second Quarter (ended November 30, 1996)...............   33 7/16   26 15/16    .050
  Third Quarter (ended February 28, 1997)................   29 5/16   24 1/8     .075
  Fourth Quarter (ended May 31, 1997)....................   29 1/4    20 7/8     .075
FISCAL YEAR 1998
  First Quarter (ended August 31, 1997)..................  $34 11/16 $23 5/8    $.075
  Second Quarter (ended November 30, 1997)...............   52        33 5/16    .075
  Third Quarter (ended February 28, 1998)................   58        42 1/2     .075
  Fourth Quarter (through April 22, 1998)................   68 1/8    50 3/4     .075(1)

---------------
(1) On April 20, 1998, the Company's Board of Directors approved a dividend payable May 29, 1998 to shareholders of record on May 1, 1998.

     The last reported sales price per share of the Common Stock on the NYSE Composite Tape on April 22, 1998 was $66.8125. As of February 28, 1998, there were approximately 3,650 holders of record of the Common Stock.

     Certain of the Company's loan agreements contain covenants which provide for restrictions on the payment of dividends on Common Stock. See Notes to the Consolidated Financial Statements for the fiscal quarter ended February 28, 1998.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of February 28, 1998 and as adjusted at such date to give effect to the receipt of the net proceeds from the sale of 2,900,000 shares of Common Stock offered by the Company hereby at an assumed offering price of $66.8125 per share (the last reported sale price of the Common Stock on the NYSE Composite Tape on April 22,
1998). This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                                 FEBRUARY 28, 1998
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                 ($ IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.........................  $ 13,430    $   13,430
                                                              ========    ==========
Long-term debt:
  Revolving credit facility(1)..............................  $ 38,000    $        0
  Other long-term debt......................................   331,404       331,404
                                                              --------    ----------
  Total long-term debt......................................   369,404       331,404
Stockholders' equity:
  Common Stock, $1.00 par value per share; 40,000,000 shares authorized; 25,067,226 shares issued; 27,967,226 shares
     issued, as adjusted(2).................................    25,067        27,967
  Additional paid-in capital................................   255,149       437,421
  Treasury stock, 3,979,114 shares, at cost.................   (87,272)      (87,272)
  Retained earnings.........................................   324,605       324,605
                                                              --------    ----------
     Total stockholders' equity.............................   517,549       702,721
                                                              --------    ----------
     Total capitalization...................................  $886,953    $1,034,125
                                                              ========    ==========

---------------

(1) As of April 22, 1998, the Company had drawn approximately $58.0 million under its revolving credit facility.
(2) Excludes an aggregate of 1,923,187 shares of Common Stock issuable upon the exercise of options outstanding under the Company's stock option plans as of February 28, 1998 at a weighted average exercise price of $26.97 per share, of which options to purchase 536,437 shares were exercisable at such date. See Notes to annual Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of income data and the selected consolidated balance sheet data as of May 31, 1993, 1994, 1995, 1996 and 1997 and for the fiscal years then ended have been derived from the Company's audited consolidated financial statements and should be read in conjunction with those statements, which are included in this Prospectus or incorporated herein by reference. The selected consolidated statement of income data for the nine month periods ended February 28, 1997 and 1998 and the consolidated balance sheet data as of February 28, 1998 were derived from the unaudited consolidated financial statements included herein. In the opinion of management, the unaudited information includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations of the Company at the dates and for the periods presented. Results for the nine month period ended February 28, 1998 are not necessarily indicative of the results that may be expected for the full fiscal year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto which are included elsewhere in this Prospectus.

                                                                                            NINE MONTHS ENDED
                                              FISCAL YEARS ENDED MAY 31,                      FEBRUARY 28,
                                 ----------------------------------------------------   -------------------------
                                   1993       1994       1995       1996       1997       1997          1998
                                 --------   --------   --------   --------   --------   --------   --------------
                                                  ($ IN THOUSANDS EXCEPT DATA PER COMMON SHARE)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net sales......................  $614,292   $707,147   $830,526   $967,449   $973,824   $696,936     $  861,168
Costs and expenses (income)
  Cost of products sold........   545,200    598,601    681,824    756,715    767,030    554,956        683,116
  Selling, general and
    administrative.............    43,116     47,341     58,275     68,852     76,535     56,006         67,798
  Interest.....................    32,596     26,231     20,117     19,960     18,885     14,165         14,418
  Other income.................    (6,639)    (8,614)    (7,571)   (13,119)   (11,848)    (7,169)       (10,603)
                                 --------   --------   --------   --------   --------   --------     ----------
                                  614,273    663,559    752,645    832,408    850,602    617,958        754,729
                                 --------   --------   --------   --------   --------   --------     ----------
Income before the following
  items........................        19     43,588     77,881    135,041    123,222     78,978        106,439
Income taxes...................      (646)    15,556     25,700     47,256     41,189     26,767         35,252
                                 --------   --------   --------   --------   --------   --------     ----------
                                      665     28,032     52,181     87,785     82,033     52,211         71,187
Minority interest in
  Chaparral(1).................       393     (2,281)    (4,164)    (7,831)    (6,559)    (4,298)        (4,400)
                                 --------   --------   --------   --------   --------   --------     ----------
Net income.....................  $  1,058   $ 25,751   $ 48,017   $ 79,954   $ 75,474   $ 47,913     $   66,787
                                 ========   ========   ========   ========   ========   ========     ==========
PER SHARE DATA:
Basic
  Average common shares........    22,076     22,473     24,567     22,203     21,751     22,012         21,066
  Net income per common
    Share......................  $   0.06   $   1.15   $   1.96   $   3.61   $   3.48   $   2.18     $     3.18
                                 ========   ========   ========   ========   ========   ========     ==========
Diluted
  Average common shares........    25,201     25,273     24,817     22,682     22,163     22,457         21,717
  Net income per common
    share......................  $   0.05   $   1.03   $   1.94   $   3.53   $   3.42   $   2.14     $     3.08
                                 ========   ========   ========   ========   ========   ========     ==========
Cash dividends per common
  share........................  $   0.10   $   0.10   $   0.15   $   0.20   $   0.25   $   0.18     $     0.23
OTHER DATA:
EBITDA(2)......................  $ 82,414   $118,781   $147,340   $204,281   $196,016   $134,122     $  165,858
Capital expenditures...........    17,212     23,305     48,751     79,300     85,188     65,262        344,335
Long-term debt to total
  capitalization (at end of
  period)......................     48.6%      32.7%      35.1%      27.6%      28.0%      30.3%          41.6%

                                                       MAY 31,                                     FEBRUARY 28,
                                 ----------------------------------------------------              ------------
                                   1993       1994       1995       1996       1997                    1998
                                 --------   --------   --------   --------   --------              ------------
CONSOLIDATED BALANCE SHEET
  DATA:
Net working capital............  $159,408   $161,383   $187,603   $219,345   $242,994               $  221,532
Total assets...................   757,300    749,120    753,055    801,063    847,923                1,117,368
Long-term debt.................   267,243    171,263    185,274    160,209    176,056                  369,404
Shareholders' equity...........   282,511    352,671    343,109    420,022    452,811                  517,549

---------------
(1) On December 31, 1997, TXI acquired the 15.7% in Chaparral previously held by public shareholders.
(2) EBITDA is earnings before interest, income taxes, depreciation and amortization. EBITDA should not be considered as an alternative to income from operations or cash flow from operating activities (each determined in accordance with generally accepted accounting principals).

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in connection with the Company's audited and unaudited consolidated financial statements and notes thereto included elsewhere in this Prospectus.

GENERAL

     The Company is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment) and structural steel and specialty bar products (the "Steel" segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, expanded shale and clay aggregate and concrete products. Through its Steel segment, the Company produces and sells structural steel, specialty bar products, merchant bar-quality rounds, reinforcing bar and channels.

     The Company owns long-term reserves of limestone, the primary raw material for the production of cement. The primary raw material for the Company's Steel operations is recycled steel obtained from crushed automobiles and other sources. Both the CAC and Steel businesses require large amounts of capital investment and energy.

     Corporate resources include administration, financial, legal, environmental, personnel and real estate activities which are not allocated to operations and are excluded from operating profit.

     A significant percentage of the Company's sales of both CAC and Steel products is attributable to the level of construction activity, which is affected by general economic conditions and seasonal weather conditions. The Company's CAC operating profit is generally lower in the fiscal quarter ended February 28 as compared to the other three fiscal quarters due to the impact of winter weather conditions on construction activity. Steel results in the fiscal quarter ended August 31 are affected by the Company's scheduled summer shut-down to refurbish the production facilities.

RESULTS OF OPERATIONS

     The following table sets forth certain operating information about the Company.

                                                                                                  NINE MONTHS ENDED
                                                              FISCAL YEARS ENDED MAY 31,             FEBRUARY 28,
                                                           --------------------------------      --------------------
                                                             1995        1996        1997          1997        1998
                                                           --------    --------    --------      --------    --------
                                                                      (IN THOUSANDS EXCEPT PER UNIT DATA)
NET SALES
  Cement.................................................  $115,531    $137,773    $133,256      $ 95,636    $128,190
  Ready-mix..............................................   114,568     154,105     148,861       106,946     140,888
  Stone, sand and gravel.................................    64,285      78,198      76,070        55,172      60,463
  Other products.........................................    58,615      70,690      79,783        57,284      73,037
  Interplant.............................................   (54,284)    (80,973)    (80,822)      (58,981)    (70,354)
                                                           --------    --------    --------      --------    --------
  Total CAC..............................................   298,715     359,793     357,148       256,057     332,224
  Structural mills.......................................   359,845     447,115     435,242       308,987     396,529
  Bar mill...............................................   167,962     157,130     178,227       128,107     125,389
  Other..................................................     4,004       3,411       3,207         3,785       7,026
                                                           --------    --------    --------      --------    --------
  Total Steel............................................   531,811     607,656     616,676       440,879     528,944
                                                           --------    --------    --------      --------    --------
  Total net sales........................................   830,526     967,449     973,824       696,936     861,168
OPERATING COST
  Operating cost -- CAC..................................   229,708     269,665     274,100       199,821     257,330
  Operating cost -- Steel................................   488,183     531,880     545,189       392,756     469,431
                                                           --------    --------    --------      --------    --------
  Total operating cost...................................   717,891     801,545     819,289       592,577     726,761
OPERATING PROFIT
  Operating profit -- CAC................................    69,007      90,128      83,048        56,246      74,894
  Operating profit -- Steel..............................    43,628      75,776      71,487        48,123      59,513
                                                           --------    --------    --------      --------    --------
  Total operating profit.................................   112,635     165,904     154,535       104,369     134,407
CORPORATE RESOURCES
  Selling, general and administrative....................    15,502      17,168      19,270        13,885      17,683
  Depreciation and amortization..........................       786         823         838           606         684
  Other income...........................................    (1,651)     (7,088)     (7,680)       (3,265)     (4,817)
                                                           --------    --------    --------      --------    --------
                                                             14,637      10,903      12,428        11,226      13,550
Interest expense.........................................    20,117      19,960      18,885        14,165      14,418
                                                           --------    --------    --------      --------    --------
Income before income taxes & minority interest...........  $ 77,881    $135,041    $123,222      $ 78,978    $106,439
                                                           ========    ========    ========      ========    ========
OTHER DATA:
  Depreciation and amortization -- CAC...................  $ 14,669    $ 15,964    $ 19,918      $ 14,170    $ 18,974
  Depreciation and amortization -- Steel.................    33,887      32,493      33,153        26,203      25,343
  Capital expenditures -- CAC............................    27,781      57,628      49,327        38,014     155,653
  Capital expenditures -- Steel..........................    16,234      20,630      33,776        25,590     187,001
  Capital expenditures -- corporate resources............     4,736       1,042       2,085         1,658       1,681
OPERATING DATA:
  Units shipped
    Cement (tons)........................................     2,226       2,363       2,082         1,500       1,943
    Ready-mix (cubic yards)..............................     2,415       3,088       2,813         2,024       2,617
    Stone, sand and gravel (tons)........................    12,375      15,706      15,501        11,110      12,438
    Structural mills (tons)..............................     1,036       1,137       1,095           772         986
    Bar mill (tons)......................................       475         453         525           377         352
  Weighted average sales price per unit
    Cement (ton).........................................  $  51.90    $  58.30    $  64.00      $  63.76    $  65.98
    Ready-mix (cubic yards)..............................     47.44       49.90       52.92         52.84       53.84
    Stone, sand and gravel (ton).........................      5.19        4.98        4.91          4.97        4.86
    Structural mills (ton)...............................    347.34      393.24      397.48        400.24      402.16
    Bars mill (ton)......................................    353.58      346.87      339.48        339.81      356.22

NINE-MONTH PERIOD ENDED FEBRUARY 28, 1998 (THE "1998 PERIOD") COMPARED TO NINE-MONTH PERIOD ENDED FEBRUARY 28, 1997 (THE "1997 PERIOD")

     Net sales. Net sales were $861.2 million for the 1998 Period, an increase of $164.2 million from the 1997 Period.

     CAC sales. CAC sales were $332.2 million for the 1998 Period, an increase of $76.2 million from the 1997 Period, of which $12.0 million was attributable to Riverside, which was acquired on December 31, 1997. Higher cement sales resulted from an increase of 19% in shipments from the Company's Texas operations. The Company's entry into the California regional market through the acquisition of Riverside contributed to an overall increase in total cement shipments of 30%. Increased sales in ready-mix and stone, sand and gravel can be attributed primarily to a return to more favorable weather conditions. Ready-mix shipments increased 29% in the

1998 Period over the 1997 Period. Stone, sand and gravel shipments increased by 12% during the 1998 Period compared to the 1997 Period, while average prices for these products decreased due to a change in the mix of products sold.

     Steel sales. Steel sales were $528.9 million for the 1998 Period, an increase of $88.1 million from the 1997 Period. Structural steel shipments increased 28% in the 1998 Period, reflecting sustained demand for structural products due to the strength in construction activity. Prices for bar mill products increased 5% in the 1998 Period as a result of an improved product mix and higher reinforcing bar and specialty bar product prices; these improvements were somewhat offset by a 7% decrease in shipments.

     Operating costs. Cost of products sold, including depreciation, depletion and amortization, was $683.1 million for the 1998 Period, an increase of $128.2 million from the 1997 Period. CAC costs were $235.4 million, an increase of $53.9 million compared to the 1997 Period, as a result of increased shipments and higher maintenance costs at the Texas cement plants and the addition of the higher operating costs of the Riverside plants. Steel costs were $447.7 million, an increase of $74.2 million compared to the 1997 Period, resulting from increased shipments and higher melt shop unit costs.

     CAC selling, general and administrative expenses were $23.5 million in the 1998 Period, an increase of $3.6 million from the 1997 Period due primarily to expanded operations and higher incentive compensation. Steel selling, general and administration expenses were $25.9 million in the 1998 Period, an increase of $4.3 million from the 1997 Period, due primarily to increased incentive compensation.

     Operating profit. Operating profit was $134.4 million in the 1998 Period, an increase of $30.0 million from the 1997 Period. CAC profit was $74.9 million, an increase of $18.6 million over the 1997 Period due to increased shipments. Steel profit was $59.5 million, an increase of $11.4 million over the 1997 Period, due primarily to increased structural steel shipments and higher average selling prices for specialty bar products.

     Corporate resources. Selling, general and administrative expenses, including depreciation and amortization, were $18.4 million for the 1998 Period, an increase of $3.9 million from the 1997 Period due primarily to increased incentive compensation expenses and general expenses not allocated to operations. Other income of $4.8 million for the 1998 Period included $3.3 million from property sales generated by the Company's real estate operations, an increase of $2.1 million from the 1997 Period property sales.

     Interest expense. Interest expense was $14.4 million for the 1998 Period, net of $2.1 million of capitalized interest.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net sales. Net sales for fiscal 1997 were $973.8 million, an increase of $6.4 million from fiscal 1996.

     CAC sales. CAC sales were $357.1 million in fiscal 1997, a decrease of $2.6 million from fiscal 1996 due to lower shipments caused by unusually wet weather. Average cement pricing increased by 10% in fiscal 1997 over fiscal 1996, while shipments decreased by 12%. The decrease in ready-mix sales reflected price increases of 6% in fiscal 1997, offset by a 9% decrease in shipments. The increase in sales of other products reflected the Company's acquisition of expanded shale and clay aggregate facilities in California in fiscal 1996.

     Steel sales. Steel sales were $616.7 million for fiscal 1997, an increase of $9.0 million from fiscal 1996, due to higher bar mill shipments which were partially offset by a decline in structural steel shipments. Bar mill shipments were 16% higher in fiscal 1997 than fiscal 1996. Specialty bar products shipments increased 6% in fiscal 1997.

     Operating costs. Cost of products sold, including depreciation, depletion and amortization, was $767.0 million in fiscal 1997, a $10.3 million increase from fiscal 1996. CAC costs were $249.6 million for fiscal 1997, an increase of $2.9 million from fiscal 1996, due to higher unit costs for cement manufacturing and ready-mix distribution, offset by the effect of lower cement shipments. Steel costs were $517.4 million, an increase of $7.4 million from fiscal 1996 due primarily to increased shipments offset by slightly lower steel rolling costs per ton.

     CAC selling, general and administrative expenses were $27.1 million for fiscal 1997, an increase of $2.5 million from fiscal 1996. Steel selling, general and administrative expenses were $29.3 million for fiscal 1997, an increase of $3.1 million from fiscal 1996, primarily due to higher incentive compensation.

     Operating profit. Operating profit was $154.5 million in fiscal 1997, a decrease of $11.4 million from fiscal 1996. CAC profit was $83.0 million for fiscal 1997, a decrease of $7.1 million from fiscal 1996, primarily due to reduced shipments caused by unusually wet weather. Steel profit was $71.5 million in fiscal 1997, a decrease of $4.3 million from fiscal 1996 as improved margins from increased shipments were offset by higher selling, general and administrative expenses.

     Corporate resources. Selling, general and administrative expenses, including depreciation and amortization, were $20.1 million for fiscal 1997, an increase of $2.1 million from fiscal 1996 due to expanded operations, offset by reduced incentive compensation at the corporate resources level. Other income of $7.7 million included $6.3 million generated by the Company's real estate operations during fiscal 1997.

     Interest Expense. Interest expense was $18.9 million in fiscal 1997, a decrease of $1.1 million from fiscal 1996, due to a reduction in the average outstanding debt.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net sales. Net sales for fiscal 1996 were $967.4 million, an increase of $136.9 million from fiscal 1995.

     CAC sales. CAC sales were $359.8 million in fiscal 1996, an increase of $61.1 million from fiscal 1995 due to continued price improvements and increased shipments. Average cement pricing increased by 12% in fiscal 1996 and cement shipments increased by 6%. The increase in ready-mix sales in fiscal 1996 reflected a 28% increase in shipments due to expanded capacity and a 5% increase in average prices. Stone, sand and gravel sales improved 22% in fiscal 1996, with an increase in shipments of 27%, while overall average prices decreased 4% due to a change in the mix of products sold.

     Steel sales. Steel sales were $607.7 million in fiscal 1996, an increase of $75.8 million from fiscal 1995, due to a 9% increase in average selling prices and an increase in structural steel shipments. Prices for structural steel products increased 13% in fiscal 1996 compared to fiscal 1995. Bar mill shipments decreased by 5% in this period with somewhat lower average selling prices.

     Operating costs. Cost of products sold, including depreciation, depletion and amortization, was $756.7 million in fiscal 1996, an increase of $74.9 million from fiscal 1995. CAC costs were $246.7 million for fiscal 1996, an increase of $35.7 million from the prior year due to higher shipments. Steel costs were $510.0 million in fiscal 1996, an increase of $40.6 million over fiscal 1995, due to higher shipments. Higher scrap, melt shop and steel rolling costs resulted in a 4% increase in average cost per ton.

     CAC selling, general and administrative expenses were $24.7 million for fiscal 1996, an increase of $3.1 million from fiscal 1995, due to higher incentive compensation. Steel selling, general and administrative expenses were $26.2 million for fiscal 1996, an increase of $5.8 million from fiscal 1995, primarily due to higher incentive compensation.

     Operating profit. Operating profit was $165.9 million in fiscal 1996, an increase of $53.3 million from fiscal 1995. CAC profit was $90.1 million, an increase of $21.1 million from fiscal 1995 due to increased shipments and higher prices. Steel profit was $75.8 million in fiscal 1996, an increase of $32.1 million from fiscal 1995, due to increased prices outpacing increased costs.

     Corporate resources. Selling, general and administrative expenses were $18.0 million for fiscal 1996, an increase of $1.7 million from fiscal 1995.

     Interest expense. Interest expense was $20.1 million in fiscal 1996, a decrease of $100,000 from fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generally finances its major capital expansion projects with long-term borrowing. Maintenance capital expenditures and working capital are funded by cash flow from operations. As a result of the acquisition of Riverside, the acquisition of the minority interest in Chaparral and the construction of the Virginia steel facility, the Company has spent or committed to spend approximately $650 million. The Company expects cash from operations, the net proceeds from this Offering and borrowings under its revolving credit facility to be sufficient to provide funds for capital expenditure commitments, scheduled debt repayments and working capital needs during the next two years.

     Net cash provided by operating activities for the 1998 Period was $144.4 million, an increase of $75.9 million over the 1997 Period due to higher net income, increased depreciation, depletion and amortization expense and changes in working capital items. During fiscal years 1997, 1996 and 1995, net cash provided by operating activities was $109.9 million, $127.5 million and $115.9 million, respectively.

     Net cash used by investing activities for the 1998 Period was $346.4 million compared to $83.6 million in fiscal 1997, consisting principally of capital expenditure items. Historically, capital expenditures have consisted of normal replacement and technological upgrades of existing equipment and expansion of the Company's operations. The fiscal year 1998 capital expenditure budget for these activities is estimated to reach $160 million, of which $113.6 million has been incurred during the 1998 Period. Expenditures included the purchase of expanded shale and clay facilities in Colorado, additional ready-mix plants in Texas and Louisiana and bar mill upgrades at the Texas steel facility. Additionally, capital expenditures for the construction of the Company's Virginia steel facility were $47.9 million for the 1998 Period. Production at this facility is scheduled to begin in 1999, with total costs for the site, utilities, equipment and installation estimated to be $450 million, although there can be no assurance that the facility will commence production on schedule or that the total cost will not increase. Effective December 31, 1997, the Company purchased Riverside for $115.4 million, of which $110.9 million had been paid through February 28, 1998. On December 31, 1997, the Company acquired the minority interest in Chaparral for an estimated $77.1 million, including transaction expenses, of which $72.0 million had been paid through February 28, 1998.

     Net cash provided by financing activities for the 1998 Period was $186.6 million compared to $34.5 million used in fiscal 1997. Borrowings, net of debt retirements, increased $193.3 million in the 1998 Period. On December 18, 1997, the Company concluded the private placement of $200 million in fixed-rate senior notes having an average maturity of 12 years and average interest rate of 7.28%. This financing and cash provided by operations funded the Company's increased capital expenditures for the 1998 Period. In December 1997, the Company increased the maximum borrowing limit on its revolving credit facility from $100 million to $350 million and extended its term until December 2002. At February 28, 1998, $302.6 million was available for future borrowings thereunder. During 1997, cash provided by operations funded the Company's purchase of $41.6 million of its Common Stock and Chaparral's purchase of $3.8 million of its common stock. Effective February 1997, the Company declared a two-for-one stock split and increased the quarterly cash dividend rate to $.075 per share.

YEAR 2000 COMPLIANCE

     The Company is aware of the issues that users of many computer systems will face as the year 2000 approaches and is in the process of determining Year 2000 compliance in its operating, financial and management information systems. The Company does not anticipate any material disruption in its operations or incurrence of material costs as a result of any failure by the Company to be in compliance.

INFLATION

     Management believes that inflation has not had a material effect on the Company's operations.

RECENT ACCOUNTING PRONOUNCEMENTS

     In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." This statement establishes new standards for computing and presenting earnings per share and became effective for financial statements issued for periods ending after December 15, 1997, including interim periods, and requires that all prior-period earnings per share data be restated. The Company adopted SFAS No. 128 for its fiscal quarter ended February 28, 1998.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." These statements are effective for fiscal years beginning after December 15, 1997, although earlier adoption is permitted. SFAS No. 130 requires the presentation of comprehensive income and its components in a full set of general purpose financial statements. SFAS No. 131 requires the disclosure of financial and descriptive information about reportable operating segments. Both SFAS No. 130 and 131 are modifications of existing disclosure requirements which will have no effect on the results of operations or financial condition of the Company.

                                    BUSINESS

GENERAL

     TXI is a leading supplier of construction materials through two business segments: cement, aggregate and concrete products; and structural steel and specialty bar products. The Company is the largest producer of cement in Texas and the second largest supplier of structural steel products in North America. Demand for structural steel, cement, aggregate and concrete products is primarily driven by construction activity, while specialty bar products supply the original equipment manufacturer ("OEM"), tool and oil country goods markets. From fiscal 1994 to fiscal 1997, TXI's net sales and net income have grown at a compound annual rate of 11% and 43%, respectively. For the 12 months ended February 28, 1998, the Company generated $1.1 billion in net sales and $94.3 million in net income.

     The Company is the only major North American producer of both cement and steel. TXI has derived significant benefits therefrom, primarily in lowering production costs and enhancing productivity through the innovative recycling of by-products of manufacturing. The Company has extensive operating experience in both of its business segments. Founded in 1951, the Company began its cement operations in 1960 with the opening of its Midlothian, Texas facility and added its steel operations in 1975 with the construction of a plant in Midlothian.

     In January 1998, the Company acquired Riverside, the owner of a 1.3 million ton per year portland cement plant and a 100,000 ton per year specialty white cement plant. The acquisition increased TXI's cement capacity by 60% and opened the California regional cement market to the Company. TXI is constructing a structural steel facility in Virginia, scheduled to begin operations in the summer of 1999, which will expand TXI's steel capacity by approximately 60%. In March 1998, TXI filed for a permit to expand its Midlothian, Texas, cement plant from 1.3 to 2.8 million tons per year. The Company is in the planning stages of modernizing and upgrading its portland cement plant in California.

BUSINESS STRATEGY

     The Company's business strategy is to grow profitably in both of its business segments by achieving and maintaining market leadership positions in desirable markets, capitalizing on innovation in manufacturing processes and products, being the low cost supplier, pursuing strategic growth opportunities and preserving financial strength and flexibility in order to capitalize on these opportunities when they arise.

     The key elements of the Company's strategy are:

     Achieve and Maintain Market Leadership. The Company strives to be the number one or two supplier in desirable markets. The Company is:

     - The largest producer of cement in Texas and a major cement producer in California, the two largest cement markets in the U.S.

     - The second largest supplier of structural steel products in North
       America.

     - The largest supplier of light weight steel beams used in manufactured housing in North America.

     - The largest supplier of expanded shale and clay aggregate products west of the Mississippi River.

     - The largest supplier of stone, sand and gravel aggregate products and the second largest supplier of ready-mix concrete in North Texas.

     - The largest supplier of sand and gravel aggregate products and ready-mix concrete in Louisiana.

     Capitalize on Innovation in Manufacturing Processes and Products. The Company emphasizes the development and improvement of manufacturing process technologies and the design and marketing of new products. Research and development of manufacturing processes and products is considered to be every employee's responsibility at TXI. All employees are empowered to seek and implement creative ideas to improve operations and results.

     - TXI pioneered and is a leader in the manufacture of wide flange beams and other structural steel products using recycled steel.

     - TXI developed and patented near net shape casting, a process which provides energy and capital cost savings in the making of wide flange beams and other structural steel products.

     - TXI developed and patented the CemStar process, which uses a co-product from steel-making to increase cement production with little additional cost. TXI continues to research and refine processes for the recovery and recycling of waste and the by-products generated by manufacturing processes.

     - TXI continues to develop new, higher-margin products, such as Bantam Beams and Diamond Pro professional groundskeeping products.

     Be the Low Cost Supplier. The Company's focus on market leadership is accompanied by its determination to drive down production and distribution costs in order to be the low cost supplier to its customers.

     - TXI operates the largest steel shredder in the world, currently supplying 42% of its total steel raw material needs. The shredder enables the Company to access a continuous source of low cost, unprocessed scrap steel in order to reduce costs and exposure to increasing prices for higher grade recycled steel.

     - TXI is a leader in substituting alternative fuels for the nonrenewable fuels typically used in the energy intensive cement manufacturing process. The Company lowers cement manufacturing costs both by reducing expenditures for the nonrenewable fuels and by receiving income for the management of alternative fuels received from third party generators of such fuels.

     Pursue Strategic Growth Opportunities. The Company pursues profitable growth by building on its business and operational expertise in order to enter new markets and introduce new products.

     - A structural steel facility being constructed in Virginia will combine a steel shredder, near net shape casting, state-of-the-art steel melting technology and a proprietary rolling mill design to achieve low production costs and the widest structural steel product range available from a single facility.

     - The acquisition of Riverside provides TXI access to California, the largest cement market in the U.S. The Company intends to implement its CemStar process at Riverside in the near term to enhance productivity and increase capacity. The Company also intends to upgrade and modernize Riverside's existing portland cement plant with higher capacity and more cost efficient equipment in order to move into a position of leadership in the California regional market.

     - TXI intends to increase its Midlothian cement capacity from 1.3 million to 2.8 million tons per year in order to maintain and enhance its position as the largest producer of cement in Texas.

     - TXI is upgrading its specialty bar products capability to further improve product mix and increase the breadth of markets addressed.

     - TXI has embarked on a program to license its CemStar process to cement producers throughout the world.

     - TXI continues to pursue investments for internal growth and opportunistic acquisitions in order to build on leadership positions in its stone, sand and gravel, expanded shale and clay and concrete operations.

     Preserve Financial Strength and Flexibility. The Company strives to be financially positioned to pursue profitable growth opportunities as they arise. TXI expects that the proceeds of this Offering will enable the Company to maintain its commitment to a strong financial position and pursue its business strategy on a sound financial basis.

CEMENT

     Industry Overview. Cement is the essential binding material used in making concrete, which is widely used in residential, non-residential and public works construction activity. Given the high transportation costs of cement relative to its value, it is typically sold within a 200 mile radius from the producing plant, with those producers on or near waterways able to transport their product over substantially greater distances on a cost-effective basis. Consequently, even cement producers with global operations compete on a regional basis in each market in which that company manufactures and distributes product. No single cement company in the U.S. has a production and distribution system extensive enough to serve all U.S. markets. The ability of a company to compete in a given market depends largely on the location and operating costs of its plants and associated distribution terminals, price and service in that market.

     Demand for cement is dependent on levels of construction activity specific to a region or market. Current demand for cement in the Texas and California regions, as in the rest of the country as a whole, is in excess of current domestic cement capacity. The Company believes that a continuation of the current low interest rate environment and increased government spending on infrastructure improvement, including the enactment of the Intermodal Surface Transportation Efficiency Act of 1998 ("ISTEA II"), could have a favorable impact on future demand in its markets. In Texas and California alone, ISTEA II authorizes the appropriation of approximately 40% greater federal funding over the next six years for the construction and improvement of highways, bridges and mass transit systems over the Intermodal Surface Transportation Efficiency Act of 1992.

     TXI's Products. TXI's principal product is portland cement. The Company also produces specialty cements such as white, masonry, adobe and oil well.

     Manufacturing. TXI's cement production facilities are located at four sites in Texas and California: Midlothian, Texas, south of Dallas/Fort Worth, the largest cement plant in Texas; Hunter, Texas, south of Austin; and Oro Grande and Crestmore, California, both near Los Angeles. The limestone reserves used as the primary raw material are owned by the Company, except for the Crestmore facility. Raw material for the Crestmore facility is purchased from outside suppliers. Information regarding each of the Company's facilities is as follows:

                                 ANNUAL RATED
                                  PRODUCTIVE                                          ESTIMATED
                                  CAPACITY --      MANUFACTURING                       MINIMUM
            PLANT              (TONS OF CLINKER)      PROCESS      SERVICE DATE   RESERVES -- YEARS
            -----              -----------------   -------------   ------------   -----------------
Midlothian, TX...............      1,200,000            Wet            1960              100
Hunter, TX...................        800,000            Dry            1979              100
Oro Grande, CA...............      1,300,000            Dry            1948               90
Crestmore, CA................        100,000            Dry            1962              N/A

     The Company uses its patented CemStar process in both of its Texas facilities, which has increased combined annual production by approximately 10%. The Company intends to add this process to its Oro Grande facility in the near future. The CemStar process adds "slag," a co-product of steel-making, into a cement kiln along with the regular raw material feed. The slag serves to increase the production of clinker which is then ground to make cement. The primary fuel source for all of the Company's facilities is coal; however, the Company displaces approximately 35% of its coal needs at its Midlothian plant and approximately 10% of its coal needs at its Hunter plant by utilizing alternative fuels.

     Raw Materials. The principal raw material used in the production of portland cement is calcium carbonate in the form of limestone. Limestone is obtained principally by mining and extracting from the Company's quarries located in close proximity to its plants.

     Marketing and Distribution. The Company markets its products throughout the southwestern U.S. Its principal marketing area includes the states of Texas, Louisiana, Oklahoma, California, Nevada, Arizona and Utah. Sales offices are maintained throughout the marketing area and sales are made primarily to numerous customers in the construction industry, none of which accounted for more than 10% of the Company's sales during fiscal 1997.

     The Company distributes cement from its plants by rail or truck to eight distribution terminals located throughout its marketing area.

     Competition. The cement industry is highly competitive with suppliers differentiating themselves based on price, service and quality.

AGGREGATE, CONCRETE AND OTHER PRODUCTS

     Industry Overview. The construction aggregates business consists of the mining, extraction, production and sale of stone, sand, gravel and lightweight aggregates such as expanded shale and clay. Construction aggregates are employed in virtually all types of construction, including highway construction and maintenance. The concrete business involves the mixing of cement, sand, gravel, crushed stone and water to form concrete which is subsequently marketed and distributed to numerous construction contractors.

     Demand for aggregate and concrete products largely depends on regional levels of construction activity, and therefore tends to follow cycles similar to those of cement. Both the aggregates and concrete industries are highly fragmented, with numerous participants operating in localized markets. The cost of transportation of both aggregate and concrete products is high relative to their value, and consequently, producers are typically limited to a market area within 100 miles of their production facilities. Similar to the market for cement, the Company believes that the current favorable conditions, including low interest rates, strong regional economies in Texas and California, as well as the impact of ISTEA II, could lead to increased residential, non-residential and public works construction activity, fueling the demand for aggregates and concrete.

     TXI's Products. TXI's principal products supplied by these businesses include stone, sand and gravel, expanded shale and clay, ready-mix concrete, concrete block and pipe and clay brick.

  Manufacturing

     Aggregates and Expanded Shale and Clay. The Company's aggregate business, which includes stone, sand and gravel, and expanded shale and clay, is conducted from facilities primarily serving the Dallas/Fort Worth, Austin and Houston areas in Texas, the Alexandria, New Orleans, Baton Rouge and Monroe areas in Louisiana, the Oakland/San Francisco and Los Angeles areas in California and the Denver area in Colorado.

     Ready-Mix Concrete and Concrete Products. The Company currently operates 46 ready-mix concrete plants and 447 ready-mix trucks in three areas in Texas (Dallas/Fort Worth/Denton, East Texas and Houston), in northwest, northeast and central Louisiana and at one location in southern Arkansas.

     Raw Materials. Aggregates and expanded shale and clay reserves are either owned or leased by the Company. The Company manufactures and supplies a substantial amount of the cement and aggregates used by the ready-mix plants with the remainder being purchased from outside suppliers.

     Marketing and Distribution. Sales of these various products are generally related to the level of construction activity within close proximity of the plant location. The cost of transportation limits the marketing of these products to the areas relatively close to the plant sites. Consequently, sales of these products are related to the level of construction activity near these plants. These products are marketed by the Company's sales organization located in the areas served by the plants and are sold to numerous customers, none of which would be considered significant to the Company's business. In aggregates and expanded shale and clay products, the distribution of these products is provided principally by contract or customer-owned haulers, and a limited amount of these products is distributed by rail.

     Competition. The Company competes with numerous suppliers of aggregate and concrete products. In most of the Company's markets for these products, the Company competes with a number of vertically integrated companies. The Company believes that it is a significant competitor in each of the Texas and Louisiana aggregate and concrete products markets.

STEEL

  Industry Overview

     Production. There are currently two manufacturing processes utilized in the production of steel. One process uses recycled steel as its principal raw material. Companies with this process are generally referred to as recycled steel-based producers and the steel plants are sometimes referred to as "mini-mills." The other manufacturing process utilizes the traditional basic oxygen furnace to make steel from iron ore, and companies with this process are generally referred to as integrated producers. Recycled steel-based producers employ electric-arc furnaces to melt recycled steel and typically experience lower costs of production and higher productivity than integrated producers. As a result, recycled steel producers have been able to capture large segments of the steel market from integrated producers.

     Structural Products. Structural products include wide flange beams, standard beams, channels and other shapes that are primarily used in commercial, retail, industrial, institutional and warehouse construction. Additional markets include manufactured housing and public works construction. Annual consumption of structural products in North America is approximately 8.0 million tons. Wide flange beams, TXI's primary steel product, account for approximately 4.8 million tons of the total structural products market. Wide flange beam capacity in North America is currently 3.3 million tons, leaving a capacity shortfall of approximately 1.5 million tons currently filled by imports.

     Bar Products. Bar products consist of reinforcing bar, a commodity product, and specialty bar products. Specialty bar products serve many applications including OEM applications, tools and oil country goods. When combined, specialty bar products currently account for approximately 8.0 million tons of shipments in the U.S. Tight quality control, particularly when using recycled steel as a raw material, is required to make these products. As a result, relatively few recycled steel-based producers specialize in these products and integrated producers still have a considerable market share.

     Reinforcing bar goes into any type of construction that uses concrete. It is the commodity product of the steel industry and many recycled steel-based producers make the product. As a result, the market for reinforcing bar is very regional.

     TXI's Products. The Company's structural and bar products include beams ranging from 4 to 24 inches in width, specialty bar products, reinforcing bar, channels and merchant bar-quality rounds. The Company's Bantam Beams supply the manufactured housing industry. On completion of its Virginia steel facility, the Company's range of beams will increase to 36 inches in width. In addition, North American and European sheet pile sections, products which are used in excavation, waterway construction and foundation applications, will be made at the Virginia facility.

     Manufacturing. The Company operates a steel facility at Midlothian, Texas. The Texas facility has two electric-arc furnaces with continuous casters which feed two structural rolling mills and one bar rolling mill. The rated annual capacity of the Texas steel facility is 1.8 million tons of melting and 1.9 million tons of rolling.

     The Company has begun construction of a steel manufacturing facility near Richmond, Virginia with a rated capacity of 1.2 million tons per year. The new facility will be the first to combine near net shape casting technology with state-of-the-art melting and rolling technology, providing the widest range of structural steel products at the lowest cost.

     Raw Materials. TXI's primary raw material is recycled steel, with steel shredded by the Company's shredder currently representing 42% of the raw material mix. The shredded material is primarily composed of crushed automobile bodies purchased in the open market. Recycled steel that is not shredded by TXI is purchased from numerous outside suppliers.

     The Company's steel facility consumes large amounts of electricity and natural gas. Electricity is currently obtained from a local electric utility under an interruptible supply contract with price adjustments based on the timing of electricity consumption. Natural gas is obtained from a local gas utility under a supply contract. The Company believes that adequate supplies of both electricity and natural gas are readily available.

     Marketing and Distribution. The Company's products are marketed throughout the United States and to a limited extent in Canada and Mexico. Sales are primarily to steel service centers and steel fabricators for use in the construction industry, as well as to cold finishers, forgers and OEMs for use in the railroad, defense, automotive, mobile home and energy industries. Finished products are delivered by Company-owned trucks, common carriers, customer-owned trucks, rail and barge.

     Competition. The Company competes with steel producers, including foreign producers, on the basis of price, quality and service. Certain of the Company's foreign and domestic competitors, including both large integrated steel producers and other recycled steel-based producers, have substantially greater assets and larger sales organizations.

                                  UNDERWRITING

     The names of the Underwriters of the shares of Common Stock offered hereby and the aggregate number of shares which each severally has agreed to purchase from the Company, subject to the terms and conditions specified in the Underwriting Agreement, are as follows:

                                                                NUMBER OF
                        UNDERWRITERS                             SHARES
                        ------------                            ---------
SBC Warburg Dillon Read Inc.................................
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................
Morgan Stanley & Co. Incorporated...........................
                                                                ---------

Total.......................................................    2,900,000
                                                                =========

     The Managing Underwriters are SBC Warburg Dillon Read Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated.

     If any shares of Common Stock offered hereby are purchased by the Underwriters, all such shares will be so purchased. The Underwriting Agreement contains certain provisions whereby, if any Underwriter defaults in its obligation to purchase such shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The shares of Common Stock offered hereby are being initially offered severally by the Underwriters for sale at the price set forth on the cover page
hereof or at such price less a concession not in excess of $0.     per share on
sales to certain dealers. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $0.     per share on sales to certain
other dealers. The Offering of the shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for the purchase of the shares. After the public offering, the public offering price, the concession and the reallowance may be changed by the Managing Underwriters.

     The Company has granted to the Underwriters an option, which may be exercised within 30 days after the date of this Prospectus, to purchase up to an additional 435,000 shares of Common Stock to cover over-allotments, if any, on the same terms per share. To the extent the Underwriters exercise this option, each of the Underwriters will be obligated, subject to certain conditions, to purchase the number of additional shares of Common Stock proportionate to such Underwriter's initial commitment.

     The Company, and certain of the directors and executive officers of the Company (who in the aggregate beneficially own 791,590 shares of Common Stock) have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, transfer or otherwise encumber or dispose of any shares of Common Stock, or securities convertible or exchangeable for shares of Common Stock, for a period of 90 days after the date of this Prospectus without the prior written consent of SBC Warburg Dillon Read Inc.

     The Managing Underwriters, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Managing Underwriters to reclaim a selling concession from a syndicate member when the Common Stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or to contribute to payments that the Underwriters may be required to make in respect thereof.

     From time to time in the ordinary course of their respective businesses, certain of the Underwriters and/or their affiliates have provided, and may provide in the future, various investment banking, general financing and banking and other services to the Company for which they have received and may receive customary fees and commissions.

                                 LEGAL MATTERS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Locke Purnell Rain Harrell (A Professional Corporation), Dallas, Texas. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of Texas Industries, Inc. as of May 31, 1995, 1996 and 1997, and for each of the three fiscal years then ended, appearing in this Prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR"), a registration statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby (the "Registration Statement"). This Prospectus, filed as part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and the exhibits and schedules filed therewith or incorporated by reference thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete and in each such instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement, including documents incorporated by reference, for a more complete description of the matters involved and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge and copied at the offices of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at the prescribed rates from the Commission's Public Reference Section at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic registration statements filed through EDGAR may also be accessed electronically through the Commission's home page on the World Wide Web at http://www.sec.gov.

     The Company is subject to the periodic reporting requirements of the Exchange Act, and in accordance therewith, it files reports, proxy statements and other information required thereby with the Commission via EDGAR. Copies of such material may be inspected and copied at the offices of the Commission and accessed electronically through the Commission's home page on the World Wide Web. Reports, proxy statements, other required information statements and other information concerning the Company may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents have been filed by the Company with the Commission and are incorporated herein by reference:

     1. Annual Report on Form 10-K for the fiscal year ended May 31, 1997.

     2. Quarterly Report on Form 10-Q for the quarter ended August 31, 1997.

     3. Quarterly Report on Form 10-Q for the quarter ended November 30, 1997.

     4. Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.

     5. Current Report on Form 8-K dated July 30, 1997.

     6. Current Report on Form 8-K dated September 16, 1997.

     7. Current Report on Form 8-K dated January 26, 1998.

     8. Proxy Statement for the Annual Meeting of Stockholders held on October 21, 1997.

     9. The description of the Company's Common Stock contained in the Company's Registration Statement on Form S-3 No. 2-80855) dated January 13, 1973.

     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Common Stock hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to the Director-Investor Relations, of the Company at Texas Industries, Inc., 1341 West Mockingbird Lane, Dallas, Texas 75247-6913.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheets at May 31, 1997 and 1996........   F-3
Consolidated Statements of Income for the years ended May
  31, 1997, 1996 and 1995...................................   F-4
Consolidated Statements of Cash Flows for the years ended
  May 31, 1997, 1996 and 1995...............................   F-5
Consolidated Statements of Shareholders' Equity for the
  years ended May 31, 1997, 1996, 1995 and 1994.............   F-6
Notes to Consolidated Financial Statements..................   F-7
Consolidated Balance Sheets at February 28, 1998 (Unaudited)
  and May 31, 1997..........................................  F-14
Consolidated Statements of Income (Unaudited) for the three
  months ended February 28, 1998 and 1997 and the nine
  months ended February 28, 1998 and 1997...................  F-15
Consolidated Statements of Cash Flows (Unaudited) for the
  nine months ended February 28, 1998 and 1997..............  F-16
Notes to Consolidated Financial Statements (Unaudited)......  F-17

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Texas Industries, Inc.

     We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, cash flows and changes in shareholders' equity for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1997, in conformity with generally accepted accounting principles.

                                            Ernst & Young LLP

Dallas, Texas
July 8, 1997

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     MAY 31,
                                                              ---------------------
                                                                1997         1996
                                                              --------     --------
                                                                 (IN THOUSANDS)
CURRENT ASSETS
  Cash......................................................  $ 19,834     $ 28,055
  Notes and accounts receivable.............................   122,783      113,762
  Inventories...............................................   167,146      150,526
  Prepaid expenses..........................................    34,613       32,574
                                                              --------     --------
          TOTAL CURRENT ASSETS..............................   344,376      324,917
OTHER ASSETS
  Real estate and other investments.........................    14,920       19,751
  Goodwill and other intangibles............................    63,297       60,377
  Other.....................................................    26,553       20,713
                                                              --------     --------
                                                               104,770      100,841
PROPERTY, PLANT AND EQUIPMENT
  Land and land improvements................................   118,248      110,836
  Buildings.................................................    66,156       60,610
  Machinery and equipment...................................   815,019      766,434
                                                              --------     --------
                                                               999,423      937,880
  Less allowances for depreciation..........................   600,646      562,575
                                                              --------     --------
                                                               398,777      375,305
                                                              --------     --------
                                                              $847,923     $801,063
                                                              ========     ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable....................................  $ 51,021     $ 56,652
  Accrued interest, wages and other items...................    36,909       35,446
  Current portion of long-term debt.........................    13,452       13,474
                                                              --------     --------
          TOTAL CURRENT LIABILITIES.........................   101,382      105,572
LONG-TERM DEBT..............................................   176,056      160,209
DEFERRED FEDERAL INCOME TAXES AND OTHER CREDITS.............    80,080       80,139
MINORITY INTEREST...........................................    37,594       35,121
SHAREHOLDERS' EQUITY
  Common stock, $1 par value................................    25,067       12,534
  Additional paid-in capital................................   255,149      266,303
  Retained earnings.........................................   262,774      193,929
  Cost of common shares in treasury.........................   (90,179)     (52,744)
                                                              --------     --------
                                                               452,811      420,022
                                                              --------     --------
                                                              $847,923     $801,063
                                                              ========     ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                     YEAR ENDED MAY 31,
                                                              ---------------------------------
                                                                1997        1996        1995
                                                              ---------   ---------   ---------
                                                               (IN THOUSANDS EXCEPT PER SHARE)
NET SALES...................................................  $973,824    $967,449    $830,526
COSTS AND EXPENSES (INCOME)
  Cost of products sold.....................................   767,030     756,715     681,824
  Selling, general and administrative.......................    76,535      68,852      58,275
  Interest..................................................    18,885      19,960      20,117
  Other income..............................................   (11,848)    (13,119)     (7,571)
                                                              --------    --------    --------
                                                               850,602     832,408     752,645
                                                              --------    --------    --------
       INCOME BEFORE THE FOLLOWING ITEMS....................   123,222     135,041      77,881
Income taxes................................................    41,189      47,256      25,700
                                                              --------    --------    --------
                                                                82,033      87,785      52,181
Minority interest in Chaparral..............................    (6,559)     (7,831)     (4,164)
                                                              --------    --------    --------
          NET INCOME........................................  $ 75,474    $ 79,954    $ 48,017
                                                              ========    ========    ========
Average common shares.......................................    22,243      22,742      24,851
Net income per common share.................................  $   3.40    $   3.52    $   1.94
                                                              ========    ========    ========
Cash dividends..............................................  $    .25    $    .20    $    .15
                                                              ========    ========    ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED MAY 31,
                                                             ---------------------------------
                                                               1997        1996         1995
                                                             --------    ---------    --------
                                                                      (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income...............................................  $ 75,474    $  79,954    $ 48,017
  Loss (gain) on disposal of assets........................     2,131          977      (1,994)
  Non-cash items
     Depreciation, depletion and amortization..............    53,909       49,280      49,342
     Deferred taxes........................................       683        6,822       5,434
     Undistributed minority interest.......................     5,684        6,771       3,028
     Other -- net..........................................     6,367        6,454       4,798
  Changes in operating assets and liabilities
     Notes and accounts receivable.........................   (12,570)     (13,417)    (22,608)
     Inventories and prepaid expenses......................   (22,607)     (22,921)     10,781
     Accounts payable and accrued liabilities..............    (3,552)       3,637      17,935
     Real estate and investments...........................     4,380        9,906       1,131
                                                             --------    ---------    --------
          Net cash provided by operations..................   109,899      127,463     115,864
INVESTING ACTIVITIES
  Capital expenditures.....................................   (85,188)     (79,300)    (48,751)
  Proceeds from disposition of assets......................     5,281        1,799       3,132
  Other -- net.............................................    (3,733)      (3,154)     (1,456)
                                                             --------    ---------    --------
          Net cash used by investing.......................   (83,640)     (80,655)    (47,075)
FINANCING ACTIVITIES
  Repayments of short-term borrowing.......................        --           --     (15,000)
  Proceeds of long-term borrowing..........................    69,206       97,552      50,485
  Debt retirements.........................................   (53,392)    (126,593)    (50,127)
  Purchase of treasury shares..............................   (41,572)        (417)    (54,688)
  Purchase of Chaparral stock..............................    (3,770)     (12,506)         --
  Dividends paid...........................................    (5,361)      (4,451)     (3,618)
  Other -- net.............................................       409        1,674      (1,619)
                                                             --------    ---------    --------
          Net cash used by financing.......................   (34,480)     (44,741)    (74,567)
                                                             --------    ---------    --------
Increase (decrease) in cash................................    (8,221)       2,067      (5,778)
Cash at beginning of year..................................    28,055       25,988      31,766
                                                             --------    ---------    --------
Cash at end of year........................................  $ 19,834    $  28,055    $ 25,988
                                                             ========    =========    ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                      COMMON
                                                       STOCK    ADDITIONAL              TREASURY       TOTAL
                                          PREFERRED   $1 PAR     PAID-IN     RETAINED    COMMON    SHAREHOLDERS'
                                            STOCK      VALUE     CAPITAL     EARNINGS    STOCK        EQUITY
                                          ---------   -------   ----------   --------   --------   -------------
                                                                      (IN THOUSANDS)
May 31, 1994............................    $ 598     $12,534    $265,790    $ 75,511   $ (1,762)    $352,671
  Net income............................                                       48,017                  48,017
  Cash dividends
     Preferred stock -- $5 a share......                                          (30)                    (30)
     Common stock -- $.15 a share.......                                       (3,588)                 (3,588)
  Treasury stock issued for bonuses and
     options -- 40,508 shares...........                              255        (323)       795          727
  Treasury stock purchased -- 2,996,956
     shares.............................                                                 (54,688)     (54,688)
                                            -----     -------    --------    --------   --------     --------
May 31, 1995............................      598      12,534     266,045     119,587    (55,655)     343,109
  Net income............................                                       79,954                  79,954
  Cash dividends
     Preferred stock -- $4.72 a share...                                          (28)                    (28)
     Common stock -- $.20 a share.......                                       (4,423)                 (4,423)
  Treasury stock issued for bonuses and
     options -- 194,628 shares..........                              288      (1,161)     3,328        2,455
  Treasury stock purchased -- 15,696
     shares.............................                                                    (417)        (417)
  Retirement of preferred stock.........     (598)                    (30)                               (628)
                                            -----     -------    --------    --------   --------     --------
May 31, 1996............................       --      12,534     266,303     193,929    (52,744)     420,022
  Net income............................                                       75,474                  75,474
  Cash dividends
     Common stock -- $.25 a share.......                                       (5,361)                 (5,361)
  Shares issued under two-for-one
     stock split........................               12,533     (12,533)                                 --
  Treasury stock issued for bonuses and
     options -- 262,497 shares..........                            1,379      (1,268)     4,137        4,248
  Treasury stock purchased -- 1,566,554
     shares.............................                                                 (41,572)     (41,572)
                                            -----     -------    --------    --------   --------     --------
May 31, 1997............................    $  --     $25,067    $255,149    $262,774   $(90,179)    $452,811
                                            =====     =======    ========    ========   ========     ========

     At May 31, 1997, Common Stock and Additional Paid-in Capital include $127.8 million of accumulated transfers from Retained Earnings in connection with stock dividends.

                See notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Texas Industries, Inc. (the Company or TXI), through its subsidiaries, is a producer of steel and cement/concrete products for the construction and manufacturing industries. Chaparral Steel Company (Chaparral) produces beam, merchant and special bar quality rounds, reinforcing bars and channels, primarily for markets in North America and, under certain market conditions, Europe and Asia. Cement/concrete operations supply cement and aggregates, ready-mix, pipe, block and brick from facilities concentrated primarily in Texas and Louisiana, with several products marketed throughout the U.S.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Estimates: The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiaries. The minority interest represents the separate public ownership of Chaparral, 15.5% at May 31, 1997 and 16.4% at May 31, 1996.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials.

     Cash Equivalents: For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased are considered cash equivalents.

     Earnings Per Share: Earnings per share are computed by deducting preferred dividends from net income and adjusting for amortization of additional goodwill in connection with the contingent payment for the acquisition of Chaparral, then dividing this amount by the weighted average number of common shares outstanding during the period, including common stock equivalents. Earnings per share and all other common share information have been adjusted to give effect to the two-for-one stock split in February 1997.

     Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS 128), which is not effective until December 15, 1997, will change the method currently used to compute earnings per share and require the restatement of all prior periods. The impact is expected to result in an increase in basic earnings per share over primary earnings per share of $.08, $.09 and $.02, for the fiscal years ended 1997, 1996 and 1995, respectively.

     Intangible Assets: Goodwill and other intangibles is presented net of accumulated amortization of $17.9 million at May 31, 1997 and $15.0 million at May 31, 1996. Goodwill resulting from the acquisition of Chaparral of $57.2 million at May 31, 1997 and $59.2 million at May 31, 1996 (net of accumulated amortization), is being amortized currently on a straight-line basis over a 40-year period. Other intangibles consisting primarily of goodwill and non-compete agreements are being amortized on a straight-line basis over periods of 2 to 15 years. Management reviews remaining goodwill and other intangibles with consideration toward recovery through future operating results (undiscounted) at the current rates of amortization.

     Commissioning Costs: The Company's policy for new facilities is to capitalize certain costs until the facility is substantially complete and ready for its intended use. Chaparral substantially completed its large beam mill during the third quarter of fiscal 1992. Deferred costs totaling $15.1 million were amortized over a five-year period. The annual amount of amortization charged to income was $2.0 million in 1997 and $3.0 million in 1996 and 1995.

     Income Taxes: Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

     Financial Instruments: The estimated fair value of each class of financial instrument as of May 31, 1997 approximates carrying value except for Chaparral's long-term debt. The fair value of long-term debt at May 31, 1997, estimated by applying discounted cash flow analysis based on interest rates currently available to the Company for such debt with similar terms and remaining maturities, is approximately $198.2 million compared to the carrying amount of $189.5 million.

     Certain amounts in the 1995 and 1996 financial statements have been reclassified to conform to the 1997 presentation.

WORKING CAPITAL

     Working capital totaled $243.0 million at May 31, 1997, compared to $219.3 million at the prior year-end.

     Notes and accounts receivable of $122.8 million at May 31, 1997, compared with $113.8 million in 1996, are presented net of allowances for doubtful receivables of $2.5 million in 1997 and $3.1 million in 1996.

     Inventories are stated at cost (not in excess of market) generally using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $11.7 million in 1997 and $14.2 million in 1996.

     Inventories are summarized as follows:

                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Finished products...........................................  $ 77,021    $ 64,347
Work in process.............................................    27,162      23,345
Raw materials and supplies..................................    62,963      62,834
                                                              --------    --------
                                                              $167,146    $150,526
                                                              ========    ========

LONG-TERM DEBT

     Long-term debt is comprised of the following:

                                                                1997        1996
                                                              --------    --------
                                                                 (IN THOUSANDS)
Bank obligations, maturing through 2001, interest rates from  $ 40,000    $  9,000
  6.31% to 6.38% (.625% over LIBOR).........................
Senior notes due through 2008, interest rates average           75,000      75,000
  7.28%.....................................................
Senior notes of Chaparral, due through 2004, interest rates     56,000      64,000
  average 10.2%.............................................
First mortgage notes of Chaparral, due through 1999,             8,182      14,320
  interest rate 14.2%.......................................
Pollution control bonds, due through 2007, interest rate         7,935       8,615
  6.38% (75% of prime)......................................
Other, maturing through 2005, interest rates from 8% to          2,391       2,748
  10%.......................................................
                                                              --------    --------
                                                               189,508     173,683
Less current maturities.....................................    13,452      13,474
                                                              --------    --------
                                                              $176,056    $160,209
                                                              ========    ========

     Annual maturities of long-term debt for each of the five succeeding years are $13.5, $13.3, $9.0, $8.9 and $48.7 million.

     The Company has available a bank-financed $100 million long-term line of credit. In addition to the $40 million currently outstanding under this line, $8.9 million has been utilized to support letters of credit. Commitment fees at a current annual rate of .22% are paid on the unused portion of this line. In addition, Chaparral has available a bank-financed $10 million short-term line of credit which will expire December 31,

1997, if not renewed. The interest chargeable on borrowings under this line is
 .375% over LIBOR. Commitment fees at an annual rate of .125% are paid on the unused portion of this line.

     Loan agreements contain covenants which provide for minimum working capital, restrictions on purchases of treasury stock and payment of dividends on common stock, and limitations on incurring certain indebtedness and making certain investments. Under the most restrictive of these agreements, the aggregate amount of annual cash dividends on common stock is limited based on the ratio, excluding Chaparral, of earnings before interest, taxes, depreciation and amortization plus dividends from Chaparral to fixed charges. In addition, Chaparral loan agreements restrict dividends and advances to its shareholders, including the parent company, to $52 million as of May 31, 1997. The Company and Chaparral are in compliance with all loan covenant restrictions.

     Property, plant and equipment, principally Chaparral's, carried at a net amount of approximately $215.4 million at May 31, 1997 is mortgaged as collateral for $9.4 million of secured debt.

     The amount of interest paid was $19.3 million in 1997, $18.9 million in 1996 and $18.4 million in 1995. Interest capitalized totalled $190,000 in 1997.

SHAREHOLDERS' EQUITY

     Common stock consists of:

                                                               1997      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Shares authorized...........................................  40,000    40,000
Shares outstanding at May 31................................  20,896    22,200
Average shares outstanding including equivalents............  22,243    22,742
Shares held in treasury.....................................   4,171     2,867
Shares reserved for stock options and other.................   2,163     2,422

     There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. On March 29, 1996 the Company redeemed and retired all outstanding shares of such $5 Cumulative Preferred Stock. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50 per one two-thousandth share of Series B Preferred Stock, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK OPTION PLANS

     The Company's stock option plans provide that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Generally, options become exercisable in installments beginning one or two years after date of grant and expire six or ten years later depending on the initial date of grant. The Company has elected to continue utilizing the accounting prescribed by APB No. 25 for stock issued under these plans and therefore no compensation cost has been recognized. If compensation cost had been determined based on the fair value at the date of grant consistent with the method prescribed by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-

Based Compensation" (SFAS No. 123), the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

                                                               1997      1996
                                                              ------    ------
                                                               (IN THOUSANDS)
Net income
  As reported...............................................  75,474    79,954
  Pro forma.................................................  74,272    79,548
Primary earnings per share
  As reported...............................................    3.40      3.52
  Pro forma.................................................    3.36      3.51

     Because the method of accounting under SFAS No. 123 has not been applied to options granted prior to June 1, 1995 the pro forma compensation cost may not be representative of that to be expected in future years.

     The fair value of each option grant is estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants made in 1997 and 1996, respectively: dividend yield of 1.05% and .89%, expected volatility of 24% and 24%; risk-free interest rates of 6.38% and 6.15% and expected lives of 6.4 and 6.4 years.

     A summary of option transactions for the two years ended May 31, 1997 follows:

                                                                               WEIGHTED AVERAGE
                                                      SHARES UNDER OPTION        OPTION PRICE
                                                     ----------------------    ----------------
                                                       1997         1996        1997      1996
                                                     ---------    ---------    ------    ------
Outstanding at June 1..............................  1,232,598    1,096,882    $15.98    $12.70
  Granted..........................................    809,200      374,400     26.96     22.74
  Exercised........................................   (234,067)    (192,444)    10.35     11.05
  Cancelled........................................    (10,600)     (46,240)    22.66     13.45
                                                     ---------    ---------    ------    ------
Outstanding at May 31..............................  1,797,131    1,232,598    $21.62    $15.98
Options exercisable at May 31......................    347,491      329,918    $15.18    $11.04
Weighted-average fair value of options granted
  during the year..................................                            $ 9.46    $ 7.98

     As of May 31, 1997, the 1.8 million option shares outstanding have an exercise price between $10.19 and $32.54 and a weighted-average remaining life of 8.0 years. In addition, 240,440 shares were available for future grants.

INCOME TAXES

     The Company made income tax payments of $39.5 million, $38.7 million, and $19.7 million in 1997, 1996 and 1995, respectively.

     The provisions for income taxes are composed of:

                                                               1997       1996       1995
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Current.....................................................  $40,506    $40,434    $20,266
Deferred....................................................      683      6,822      5,434
                                                              -------    -------    -------
Expense.....................................................  $41,189    $47,256    $25,700
                                                              =======    =======    =======

     A reconcilement from statutory federal taxes to the above provisions follows:

                                                         1997       1996       1995
                                                        -------    -------    -------
                                                               (IN THOUSANDS)
Taxes at statutory rate...............................  $43,127    $47,267    $27,258
Tax credit carryforwards..............................       --         --       (333)
Additional depletion..................................   (2,984)    (2,707)    (2,352)
Goodwill..............................................      702        702        809
State income tax......................................      912      1,905        552
Non taxable insurance benefits........................     (664)      (561)      (502)
Other -- net..........................................       96        653        268
                                                        -------    -------    -------
                                                        $41,189    $47,256    $25,700
                                                        =======    =======    =======

     The components of the net deferred tax liability at May 31 are summarized below:

                                                               1997        1996
                                                              -------    --------
                                                                (IN THOUSANDS)
Deferred tax assets
  Deferred compensation.....................................  $ 5,523    $  4,732
  Expenses not currently tax deductible.....................    8,332       9,496
  Tax cost in inventory.....................................      586       3,698
                                                              -------    --------
          Total deferred tax assets.........................   14,441      17,926
Deferred tax liabilities
  Accelerated tax depreciation..............................   64,154      65,481
  Deferred real estate gains................................    5,178       5,672
  Commissioning costs.......................................       --         704
  Other.....................................................    1,526       1,803
                                                              -------    --------
          Total deferred tax liabilities....................   70,858      73,660
                                                              -------    --------
Net tax liability...........................................   56,417      55,734
Less current portion (asset)................................   (6,236)    (10,175)
                                                              -------    --------
Net deferred tax liability..................................  $62,653    $ 65,909
                                                              =======    ========

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

     The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company.

     The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position.

RETIREMENT PLANS

     Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for the above plans was $3.4 million in 1997,

$2.9 million in 1996 and $2.6 million in 1995. It is the Company's policy to fund the plans to the extent of charges to income.

INCENTIVE PLANS

     All personnel employed as of May 31 share in the pretax income of the Company for the year then ended based on predetermined formulas. The duration of most of the plans is one year; certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Company's Board of Directors. The expense for these plans, included in selling, general and administrative, was $14.8 million, $15.1 million and $8.9 million for 1997, 1996 and 1995, respectively.

     Certain executives of Chaparral participate in a deferred compensation plan based on a five-year average of earnings. Amounts recorded as expense (reduction) under the plan were $1.9 million, $.7 million and $(.1) million for 1997, 1996 and 1995, respectively.

OPERATING LEASES

     Total expense for operating leases for mobile equipment, office space and other items (other than for mineral rights) amounted to $17.2 million in 1997, $16.4 million in 1996 and $12.0 million in 1995. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $61.2 million at May 31, 1997. Annual lease payments for the five succeeding years are $15.2 million, $8.8 million, $8.6 million, $8.0 million and $6.6 million.

BUSINESS SEGMENTS

     Business segment information is presented on pages 9 and 10. Intersegment sales, which are not material, are accounted for at prices comparable to normal trade customer sales. Operating profit is net sales less operating costs and expenses, excluding general corporate expenses and interest expense. Identifiable assets by segment are those assets that are used in the Company's operation in each segment. Corporate assets consist primarily of cash, real estate subsidiaries and other financial assets not identified with a major business segment.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The following is a summary of quarterly financial information (in thousands except per share):

                                                   AUGUST     NOVEMBER    FEBRUARY      MAY
                                                  --------    --------    --------    --------
1997
------------------------------------------------
Net Sales
  Steel.........................................  $149,527    $143,637    $147,715    $175,797
  Cement/concrete...............................    96,415      90,739      68,903     101,091
                                                  --------    --------    --------    --------
                                                   245,942     234,376     216,618     276,888
                                                  ========    ========    ========    ========
Operating profit
  Steel.........................................    15,508      14,754      17,861      23,364
  Cement/concrete...............................    25,513      22,557       8,176      26,802
                                                  --------    --------    --------    --------
                                                    41,021      37,311      26,037      50,166
                                                  ========    ========    ========    ========
Net income......................................    19,884      17,903      10,126      27,561
Per share
  Net income*...................................       .87         .79         .47        1.29
  Dividends.....................................       .05         .05        .075        .075
  Stock price
     High.......................................   34 5/16     33 7/16     29 5/16      29 1/4
     Low........................................   31 5/16    26 15/16      24 1/8      20 7/8
1996
------------------------------------------------
Net Sales
  Steel.........................................  $138,141    $154,990    $158,954    $155,571
  Cement/concrete...............................    93,963      89,271      76,086     100,473
                                                  --------    --------    --------    --------
                                                   232,104     244,261     235,040     256,044
                                                  ========    ========    ========    ========
Operating profit
  Steel.........................................    13,346      19,892      21,173      21,365
  Cement/concrete...............................    24,844      21,903      13,685      29,696
                                                  --------    --------    --------    --------
                                                    38,190      41,795      34,858      51,061
                                                  ========    ========    ========    ========
Net income......................................    17,131      21,452      16,004      25,367
Per share
  Net income....................................       .76         .95         .70        1.11
  Dividends.....................................       .05         .05         .05         .05
  Stock price
     High.......................................    24 7/8      27 5/8      31 1/8      34 5/8
     Low........................................  17 13/16      23 1/4      25 1/8      30 1/4

---------------

* The sum of these amounts does not equal the annual amount because of changes in the average number of common equity shares outstanding during the year.

MERGER PROPOSAL

     On May 22, 1997, the Company made an offer to merge with Chaparral Steel Company. Of the approximately 28.4 million shares of Chaparral outstanding at May 31, 1997, the Company owns 24.0 million shares with the balance of the outstanding shares publicly traded on the New York Stock Exchange. Under the terms of the offer, owners of the publicly traded shares of Chaparral would receive consideration of $14.25 per share.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                              FEBRUARY 28,     MAY 31,
                                                                  1998           1997
                                                              ------------     --------
                                                              (UNAUDITED)
                                                                   (IN THOUSANDS)
CURRENT ASSETS
  Cash......................................................   $    4,428      $ 19,834
  Notes and accounts receivable.............................      152,079       122,783
  Inventories...............................................      166,571       167,146
  Prepaid expenses..........................................       45,467        34,613
                                                               ----------      --------
          TOTAL CURRENT ASSETS..............................      368,545       344,376
OTHER ASSETS
  Real estate and other investments.........................       13,301        14,920
  Goodwill and other intangibles............................      155,081        63,297
  Other.....................................................       33,110        26,553
                                                               ----------      --------
                                                                  201,492       104,770
PROPERTY, PLANT AND EQUIPMENT
  Land and land improvements................................      133,298       118,248
  Buildings.................................................       68,199        66,156
  Machinery and equipment...................................      979,092       815,019
                                                               ----------      --------
                                                                1,180,589       999,423
  Less allowances for depreciation..........................      633,258       600,646
                                                               ----------      --------
                                                                  547,331       398,777
                                                               ----------      --------
                                                               $1,117,368      $847,923
                                                               ==========      ========

                         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable....................................   $   90,010      $ 51,021
  Accrued interest, wages and other items...................       43,573        36,909
  Current portion of long-term debt.........................       13,430        13,452
                                                               ----------      --------
          TOTAL CURRENT LIABILITIES.........................      147,013       101,382
LONG-TERM DEBT..............................................      369,404       176,056
DEFERRED FEDERAL INCOME TAXES AND OTHER CREDITS.............       83,402        80,080
MINORITY INTEREST...........................................           --        37,594
SHAREHOLDERS' EQUITY
  Common stock, $1 par value................................       25,067        25,067
  Additional paid-in capital................................      255,149       255,149
  Retained earnings.........................................      324,605       262,774
  Cost of common shares in treasury.........................      (87,272)      (90,179)
                                                               ----------      --------
                                                                  517,549       452,811
                                                               ----------      --------
                                                               $1,117,368      $847,923
                                                               ==========      ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                     THREE MONTHS ENDED     NINE MONTHS ENDED
                                                        FEBRUARY 28,          FEBRUARY 28,
                                                     -------------------   -------------------
                                                       1998       1997       1998       1997
                                                     --------   --------   --------   --------
                                                          (IN THOUSANDS EXCEPT PER SHARE)
NET SALES..........................................  $281,421   $216,618   $861,168   $696,936
COSTS AND EXPENSES (INCOME)
  Cost of products sold............................   228,074    178,129    683,116    554,956
  Selling, general and administrative..............    23,752     17,431     67,798     56,006
  Interest.........................................     6,205      4,852     14,418     14,165
  Other income.....................................    (5,059)    (1,824)   (10,603)    (7,169)
                                                     --------   --------   --------   --------
                                                      252,972    198,588    754,729    617,958
                                                     --------   --------   --------   --------
          INCOME BEFORE THE FOLLOWING ITEMS........    28,449     18,030    106,439     78,978
Income taxes.......................................     9,201      6,330     35,252     26,767
                                                     --------   --------   --------   --------
                                                       19,248     11,700     71,187     52,211
Minority interest in Chaparral.....................      (620)    (1,574)    (4,400)    (4,298)
                                                     --------   --------   --------   --------
          NET INCOME...............................  $ 18,628   $ 10,126   $ 66,787   $ 47,913
                                                     ========   ========   ========   ========
BASIC
  Average shares...................................    21,135     21,418     21,066     22,012
  Earnings per share...............................  $    .88   $    .48   $   3.18   $   2.18
                                                     ========   ========   ========   ========
DILUTED
  Average shares...................................    21,912     21,786     21,717     22,457
  Earnings per share...............................  $    .85   $    .47   $   3.08   $   2.14
                                                     ========   ========   ========   ========
Cash dividends.....................................  $   .075   $   .075   $   .225   $   .175
                                                     ========   ========   ========   ========

                See notes to consolidated financial statements.

                    TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                NINE MONTHS ENDED
                                                                  FEBRUARY 28,
                                                              ---------------------
                                                                1998         1997
                                                              ---------    --------
                                                                 (IN THOUSANDS)
OPERATING ACTIVITIES
  Net income................................................  $  66,787    $ 47,913
  Loss on disposal of assets................................        611         186
  Non-cash items
     Depreciation, depletion and amortization...............     45,001      40,979
     Deferred taxes.........................................     (1,538)     (2,331)
     Undistributed minority interest........................      4,177       3,643
     Other -- net...........................................      5,601       4,182
  Changes in operating assets and liabilities
     Notes and accounts receivable..........................    (12,537)      2,226
     Inventories and prepaid expenses.......................      6,305     (27,075)
     Accounts payable and accrued liabilities...............     28,126      (4,002)
     Real estate and investments............................      1,834       2,742
                                                              ---------    --------
          Net cash provided by operations...................    144,367      68,463
INVESTING ACTIVITIES
  Purchase of Riverside Cement Company......................   (110,916)         --
  Chaparral merger..........................................    (71,970)         --
  Capital expenditures -- Virginia steel facility...........    (47,881)         --
  Capital expenditures -- other.............................   (113,568)    (65,262)
  Proceeds from disposal of assets..........................      2,282       1,426
  Other -- net..............................................     (4,300)     (2,316)
                                                              ---------    --------
          Net cash used by investing........................   (346,353)    (66,152)
FINANCING ACTIVITIES
  Proceeds from long-term borrowing.........................    267,639      53,206
  Debt retirements..........................................    (74,324)    (28,726)
  Purchase of treasury shares...............................       (558)    (41,572)
  Purchase of Chaparral stock...............................         --      (3,770)
  Dividends paid............................................     (4,721)     (3,794)
  Other -- net..............................................     (1,456)     (1,707)
                                                              ---------    --------
          Net cash provided (used) by financing.............    186,580     (26,363)
                                                              ---------    --------
Decrease in cash............................................    (15,406)    (24,052)
Cash at beginning of period.................................     19,834      28,055
                                                              ---------    --------
Cash at end of period.......................................  $   4,428    $  4,003
                                                              =========    ========

                See notes to consolidated financial statements.

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     Texas Industries, Inc. (the Company or TXI), through its subsidiaries, is a producer of steel and cement, aggregate and concrete products for the construction and manufacturing industries. Chaparral Steel Company (Chaparral) produces beams, merchant and special bar quality rounds, reinforcing bars and channels, primarily for markets in North America and, under certain market conditions, Europe and Asia. Cement, aggregate and concrete operations supply cement and aggregates, ready-mix, pipe, block and brick from facilities concentrated primarily in Texas, Louisiana, and California with several products marketed throughout the U.S.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended February 28, 1998, are not necessarily indicative of the results that may be expected for the year ended May 31, 1998. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended May 31, 1997.

     Estimates: The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

     Principles of Consolidation: The consolidated financial statements include the accounts of the Company and all subsidiaries. The minority interest represents the separate public ownership of Chaparral which was acquired by the Company on December 31, 1997. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

     Property, Plant and Equipment: Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials.

     Cash Equivalents: For cash flow purposes, temporary investments which have maturities of less than 90 days when purchased are considered cash equivalents.

     Earnings Per Share: Effective February 28, 1998, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings per Share" (SFAS
128). SFAS 128 prescribes new calculations for Basic and Diluted Earnings Per Share (EPS) which replaces the former calculations for Primary and Fully Diluted EPS and requires the restatement of prior period EPS data.

     Basic EPS is computed by adjusting net income for the amortization of additional goodwill in connection with a contingent payment for the acquisition of Chaparral, then dividing by the weighted average number of common shares outstanding during the period including contingently issuable shares. Diluted EPS also adjusts the outstanding shares for the dilutive effect of stock options and awards.

     Basic and Diluted EPS are calculated as follows:

                                                      THREE MONTHS ENDED    NINE MONTHS ENDED
                                                         FEBRUARY 28,          FEBRUARY 28,
                                                      ------------------    ------------------
                                                       1998       1997       1998       1997
                                                      -------    -------    -------    -------
                                                          (IN THOUSANDS EXCEPT PER SHARE)
Earnings:
  Net income........................................  $18,628    $10,126    $66,787    $47,913
  Contingent price amortization.....................       58         58        174        174
                                                      -------    -------    -------    -------
                                                      $18,686    $10,184    $66,961    $48,087
                                                      =======    =======    =======    =======
Shares:
  Weighted average shares outstanding...............   21,034     21,337     20,969     21,923
  Contingently issuable shares......................      101         81         97         89
                                                      -------    -------    -------    -------
                                                       21,135     21,418     21,066     22,012
  Stock option and award dilution...................      777        368        651        445
                                                      -------    -------    -------    -------
                                                       21,912     21,786     21,717     22,457
                                                      =======    =======    =======    =======
Basic earnings per share............................  $   .88    $   .48    $  3.18    $  2.18
                                                      =======    =======    =======    =======
Diluted earnings per share..........................  $   .85    $   .47    $  3.08    $  2.14
                                                      =======    =======    =======    =======

     Intangible Assets: Goodwill and other intangibles is presented net of accumulated amortization of $20.8 million at February 28, 1998 and $17.9 million at May 31, 1997. Goodwill resulting from the acquisitions of Chaparral Steel Company and Riverside Cement Company, totalling $148.8 million at February 28, 1998 and $57.2 million at May 31, 1997 (net of accumulated amortization) are being amortized currently on a straight-line basis over 40-year periods. Other intangibles consisting primarily of goodwill and non-compete agreements are being amortized on a straight-line basis over periods of 2 to 15 years. Management reviews remaining goodwill and other intangibles with consideration toward recovery through future operating results (undiscounted) at the current rates of amortization.

     Income Taxes: Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

WORKING CAPITAL

     Working capital totaled $221.5 million at February 28, 1998, compared to $243.0 million at May 31, 1997.

     Notes and accounts receivable of $152.1 million at February, compared with $122.8 million at May, are presented net of allowances for doubtful receivables of $7.2 million at February and $2.5 million at May.

     Inventories are stated at cost (not in excess of market) generally using the last-in, first-out method (LIFO). If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $12.7 million at February and $11.7 million at May.

     Inventories are summarized as follows:

                                                              FEBRUARY      MAY
                                                              --------    --------
                                                                 (IN THOUSANDS)
Finished products...........................................  $ 61,739    $ 77,021
Work in process.............................................    35,739      27,162
Raw materials and supplies..................................    69,093      62,963
                                                              --------    --------
                                                              $166,571    $167,146
                                                              ========    ========

LONG-TERM DEBT

     Long-term debt is comprised of the following:

                                                              FEBRUARY      MAY
                                                              --------    --------
                                                                 (IN THOUSANDS)
Bank obligations, maturing through 2002, interest rate 6.03%
  (.4% over LIBOR)..........................................  $ 38,000    $ 40,000
Senior notes due through 2017, interest rates average
  7.28%.....................................................   200,000          --
Senior notes due through 2008, interest rates average
  7.28%.....................................................    75,000      75,000
Senior notes due through 2004, interest rates average
  10.2%.....................................................    56,000          --
Senior notes due through 1999, interest rate 14.2%..........     4,091          --
Pollution control bonds, due through 2007, interest rate
  6.38% (75% of prime)......................................     7,595       7,935
Replaced Chaparral debt.....................................        --      64,182
Other, maturing through 2005, interest rates from 8% to
  10%.......................................................     2,148       2,391
                                                              --------    --------
                                                               382,834     189,508
Less current maturities.....................................    13,430      13,452
                                                              --------    --------
                                                              $369,404    $176,056
                                                              ========    ========

     Annual maturities of long-term debt for each of the five succeeding years are $13.4, $9.1, $8.9, $8.9 and $46.7 million.

     The Company has available a bank-financed $350 million long-term revolving credit facility. In addition to the $38.0 million currently outstanding under this facility, $9.4 million has been utilized to support letters of credit. Commitment fees at a current annual rate of .125% are paid on the unused portion of this facility.

     On December 31, 1997, Chaparral's senior and first mortgage notes, which restricted dividends and advances to its shareholders including the parent company were replaced with senior notes of the Company having the same interest rate and maturities as the Chaparral notes but with the same loan covenants as the Company's other senior notes.

     Loan agreements contain covenants which provide for minimum working capital, restrictions on purchases of treasury stock and payment of dividends on common stock, and limitations on incurring certain indebtedness and making certain investments. Under the most restrictive of these agreements, the aggregate amount of annual cash dividends on common stock is limited based on the ratio of earnings before interest, taxes, depreciation and amortization to fixed charges. The Company is in compliance with all loan covenant restrictions.

     The amount of interest paid for the nine-month periods presented was $12.3 million in 1998 and $12.2 million in 1997. Interest capitalized totaled $2.1 million in the 1998 period.

SHAREHOLDERS' EQUITY

     Common stock consists of:

                                                              FEBRUARY     MAY
                                                              --------    ------
                                                                (IN THOUSANDS)
Shares authorized...........................................   40,000     40,000
Shares outstanding at end of period.........................   21,088     20,896
Weighted average shares outstanding assuming dilution.......   21,717     22,163
Shares held in treasury.....................................    3,979      4,171
Shares reserved for stock options and other.................    3,979      2,163

     There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. On March 29, 1996, the Company redeemed and retired all outstanding shares of such $5 Cumulative Preferred Stock. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50 per one two-thousandth share of Series B Preferred Stock, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK OPTION PLANS

     The Company's stock option plans provide that non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Generally, options become exercisable in installments beginning one or two years after date of grant and expire six or ten years later depending on the initial date of grant. A summary of option transactions for the nine-month period ended February 28, 1998, follows:

                                                                           WEIGHTED AVERAGE
                                                    SHARES UNDER OPTION      OPTION PRICE
                                                    -------------------    ----------------
Outstanding at June 1...........................         1,797,131              $21.62
  Granted.......................................           365,550               46.27
  Exercised.....................................          (195,454)              15.15
  Canceled......................................           (44,040)              21.35
                                                    ---------------        -----------
Outstanding at February 28......................         1,923,187              $26.97
                                                    ===============        ===========

     At February 28, 1998, there were 536,437 shares exercisable and 1,918,530 shares available for future grants. Outstanding options expire on various dates to January 14, 2008.

INCOME TAXES

     Federal income taxes for the interim periods ended February 28, 1998 and 1997, have been included in the accompanying financial statements on the basis of an estimated annual rate. The estimated annualized tax rate is 33.1% for 1998 compared with 33.9% for 1997. The primary reason that these respective tax rates differ from the 35% statutory corporate rate is due to goodwill expense which is not tax deductible, percentage depletion which is tax deductible and the net state income tax expense. The Company made income tax payments of $37.2 million and $30.8 million in the nine-month periods ended February 28, 1998 and 1997, respectively.

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

     The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations. Notwithstanding such compliance, if damage to persons or property or contamination of the environment has been or is caused by the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. The amount of such liability could be material. Changes in federal or state laws, regulations or requirements or discovery of unknown conditions could require additional expenditures by the Company.

     The Company and subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment (based on the opinion of counsel) the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position of the Company.

ACQUISITIONS

     On December 31, 1997, the Company acquired the 15.7% separate public ownership of Chaparral Steel Company. Pursuant to the merger agreement, the owners of the approximately 4.5 million publicly traded shares received cash consideration of $15.50 per share. As of February 28, 1998, $72.0 million of the estimated $77.1 million total acquisition cost including transaction expenses had been paid. The excess of the acquisition costs over the fair value of the net assets acquired, approximately $34.9 million, was recorded as goodwill and is being amortized over a 40-year period.

     Effective December 31, 1997, the Company acquired Riverside Cement Company for an estimated $115.4 million in cash and the assumption of certain liabilities. An initial cash payment of $110.9 million was made on January 15, 1998 with the balance payable within 60 days. The estimated purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $65.8 million and $9.1 million, respectively. The balance of the purchase price, $58.7 million, was recorded as goodwill and is being amortized over a 40-year period. Riverside Cement Company owns and operates cement plants in Crestmore and Oro Grande, California with distribution terminals in the northern and southern parts of the state. The purchased manufacturing facilities are planned to be upgraded and expanded with modern technology within existing permit limitations and limestone reserves. The purchase is expected to increase the Company's cement capacity by 60%.

No dealer, salesperson or other individual has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the Offering. If given or made, such information or representation must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                               TABLE OF CONTENTS
------------------------------------------------------

Prospectus Summary....................    3

Risk Factors..........................    7

Use of Proceeds.......................   10

Price Range of Common Stock and
  Dividends...........................   10

Capitalization........................   11

Selected Consolidated Financial
  Data................................   12

Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13

Business..............................   19

Underwriting..........................   25

Legal Matters.........................   26

Experts...............................   26

Additional Information................   26

Incorporation of Certain Documents by
  Reference...........................   27

Index to Consolidated Financial
  Statements..........................  F-1

PROSPECTUS                                                          May   , 1998

                                   [TXI LOGO]

                                2,900,000 Shares

                             TEXAS INDUSTRIES, INC.

                                  Common Stock

                          SBC WARBURG DILLON READ INC.
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on April 24, 1998.

                                            TEXAS INDUSTRIES, INC.

                                            By:     /s/ ROBERT D. ROGERS*
                                              ----------------------------------
                                                       Robert D. Rogers
                                                President and Chief Executive
                                                            Officer

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                        TITLE                        DATE
                      ---------                                        -----                        ----

              /s/ GERALD R. HEFFERNAN*                   Chairman of the Board                 April 24, 1998
-----------------------------------------------------
                 Gerald R. Heffernan

                /s/ ROBERT D. ROGERS*                    President and Chief Executive         April 24, 1998
-----------------------------------------------------      Officer
                  Robert D. Rogers

               /s/ RICHARD M. FOWLER*                    Vice President and Chief Financial    April 24, 1998
-----------------------------------------------------      Officer
                  Richard M. Fowler

               /s/ GORDON E. FORWARD*                    President of Chaparral Steel          April 24, 1998
-----------------------------------------------------      Company and Director
                  Gordon E. Forward

                 /s/ ROBERT ALPERT*                      Director                              April 24, 1998
-----------------------------------------------------
                    Robert Alpert

                  /s/ JOHN M. BELK*                      Director                              April 24, 1998
-----------------------------------------------------
                    John M. Belk

               /s/ RICHARD I. GALLAND*                   Director                              April 24, 1998
-----------------------------------------------------
                 Richard I. Galland

                 /s/ JAMES M. HOAK*                      Director                              April 24, 1998
-----------------------------------------------------
                    James M. Hoak

                                                         Director                              April   , 1998
-----------------------------------------------------
               Eugenio Clariond Reyes

                /s/ IAN WACHTMEISTER*                    Director                              April 24, 1998
-----------------------------------------------------
                  Ian Wachtmeister

             /s/ ELIZABETH C. WILLIAMS*                  Director                              April 24, 1998
-----------------------------------------------------
                Elizabeth C. Williams

             *By: /s/ RICHARD M. FOWLER                                                        April 24, 1998
  ------------------------------------------------
                  Richard M. Fowler
                  Attorney-in-Fact